Exhibit 99.1

NOTICE TO READER

The Real Brokerage Inc. (the Company) adopted U.S. GAAP (GAAP) as issued by the Financial Accounting Standards Board as the basis of preparation for the consolidated financial statements for the period ended December 31, 2024.

As required pursuant to section 4.3(4) of National Instrument 51-102 - Continuous Disclosure Obligations of the Canadian Securities Administrators, the Company must re-present its interim financial reports for the year ended December 31, 2024 in accordance with GAAP, such interim financial reports having previously been prepared in accordance with the International Financial Reporting Standards as issued by the International Accounting Standards Board.

The attached re-presented Management’s Discussion and Analysis (MD&A) for the period ended March 31, 2024 is current as of May 7, 2024, and provides financial information for the period ended March 31, 2024, as re-presented on March 6, 2025, solely to reflect the filing of the re-presented unaudited interim condensed consolidated financial statements for the period ended March 31, 2024 in accordance with GAAP. Other than as expressly set forth above, this re-presented MD&A does not, and does not purport to, update or re-present the information in the original MD&A or reflect any events that occurred after the date of the filing of the original MD&A.

The Company’s Annual Report on Form 40-F for the year ended December 31, 2024 (2024 40-F), filed on March 6, 2025 is available under the Company’s profile on SEDAR+ at www.sedarplus.ca and on EDGAR at www.sec.gov. Readers are cautioned that this MD&A should be read in conjunction with the 2023 consolidated financial statements, presented as comparative information to the audited consolidated financial statements for the year ended December 31, 2024 included in the 2024 40-F.

Building Your Future, Together

The Real Brokerage Inc. (the “Company” or “Real”) is a technology-powered real estate brokerage that uses its innovative approach to change the way people buy and sell homes. Real’s model focuses on creating value and financial opportunity for agents, enabling them to deliver a better experience to their clients.

Real creates financial opportunities for agents in four key ways:

Keep more commission

Our unique compensation structure favors the agent, allowing them to keep 85%-100% of commissions.

100% Mobile Brokerage Services

We are 100% mobile – so agents have what they need to close the deal at their fingertips and aren't paying for unused office space.

Build Equity

Agents can earn equity through Real's incentive program that allows them to share in the wealth as they help to build a more valuable company.

Earn More With Revenue Sharing

Agents can earn a share of revenue generated by agents referred to Real. Each referral earns 5% of a referred agents' gross commission income up to an annual cap.

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2024 Highlights

Real was founded in 2014 and is domiciled in Canada and headquartered in New York City. We provide brokerage services for the real estate market in the United States and Canada. On March 31, 2024, Real was licensed in 50 states and the District of Columbia in the United States and in Alberta, Ontario, British Columbia, and Manitoba, Canada. Real’s fast-growing network of agents allows for strong relationship building, access to a nationwide referral network and seamless expansion opportunities.

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The Real Brokerage Inc. Management’s Discussion and Analysis Period Ended March 31, 2024 and 2023

MANGAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITIONS AND RESULTS OF OPERATION

INTRODUCTION

This Management’s Discussion and Analysis (the “MD&A”) is provided to enable a reader to assess the results of operations and financial condition of The Real Brokerage Inc. (“Real” or the “Company”) for the period ended March 31, 2024, and 2023. This MD&A is dated May 7, 2024 and should be read in conjunction with the unaudited interim condensed consolidated financial statements and related notes for the period ended March 31, 2024 and 2023 (the “Financial Statements”). Unless the context indicates otherwise, references to “Real”, “the Company”, “we”, “us” and “our” in this MD&A refer to The Real Brokerage Inc. and its subsidiaries. All dollar amounts are in U.S. dollars unless otherwise stated. The common shares of the Company (“Common Shares”) are listed and traded on the “NASDAQ under the symbol “REAX”

CAUTION REGARDING FORWARD-LOOKING INFORMATION

Some of the statements in this MD&A are forward-looking statements. These statements may constitute “forward-looking information” and “forward-looking statements” under applicable Canadian and United States securities laws (collectively, “forward-looking statements”). These forward-looking statements typically include the words “anticipate,” “believe,” “consider,” “estimate,” “expect,” “forecast,” “intend,” “objective,” “plan,” “predict,” “projection,” “seek,” “strategy,” “target,” “outlook,” “will,” “should,” “could” or other words of similar meaning, as well as statements written in the future tense. Forward-looking statements contained herein may include opinions or beliefs regarding market conditions and similar matters. In many instances, those opinions and beliefs are based upon general observations by members of our management, anecdotal evidence and our experience in the conduct of our businesses, without specific investigations or analyses. Therefore, while they reflect our view of the industries and markets in which we are involved, they should not be viewed as reflecting verifiable views or views that are necessarily shared by all who are involved in those industries or markets. These statements concern expectations, beliefs, projections, plans and strategies, anticipated events or trends and similar expressions concerning matters that are not historical facts. Without limitation, this MD&A may contain forward-looking statements pertaining to the following:

●	the Company’s capital and organizational structure;

●	the Company’s expected working capital;

●	the Company’s business plans and strategies including targets for future growth;

●	the development of the Company’s business;

●	the real estate industry;

●	expectations regarding the development and launch of new technologies;

●	expectations with respect to future opportunities;

●	capital expenditure programs and future capital requirements;

●	supply and demand fundamentals for services of the Company;

●	the Company’s plans and funding for planned development activities and the expected results of such activities;

●	the Company’s treatment under governmental and international regulatory regimes;

●	the Company’s access to capital and overall strategy and development plans for all of the Company’s assets; and

●	the business and strategic plans of the Company.

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The Real Brokerage Inc. Management’s Discussion and Analysis Period Ended March 31, 2024 and 2023

The forward-looking statements reflect our current views about future events and are subject to risks, uncertainties and assumptions. We wish to caution readers that certain important factors may have affected and could in the future affect our actual results and could cause actual results to differ significantly from what is anticipated by our forward-looking statements. The most important factors that could cause actual results to differ materially from those anticipated by our forward-looking statements include, but are not limited to: the impact of macroeconomic conditions on the strength of the residential real estate market; an extended slowdown in some or all of the real estate markets in which we operate; the future operational and financial activities of the Company generally; fluctuations in foreign currency exchange rates, interest rates, business prospects and opportunities; the impact of inflation or a higher interest rate environment; reduced availability or increased cost of mortgage financing for homebuyers; increased interest rates or increased competition in the mortgage industry; our inability to successfully execute our strategies, including our strategy regarding a consumer facing application and Real Wallet, and our strategy to grow our ancillary mortgage broker and title operations; the possibility that we will incur nonrecurring costs that affect earnings in one or more reporting periods; the impact of the industry antitrust litigation on the industry generally and specifically to us with respect to the lawsuit in which we were named, as well as potential future lawsuits in which we are named; a reduction in customary commission rates and reduction in the Company’s gross commission income collection; new laws or regulatory changes that adversely affect the profitability of our businesses; risks related to information technology failures or data security breaches; the effect of cybersecurity incidents and threats; our inability to retain agents, or maintain our agent growth rate; the regulatory framework governing intellectual property in the jurisdictions in which the Company conducts its business and any other jurisdictions in which the Company may conduct its business in the future; the Company’s inability to comply with the regulatory bodies governing its activities; the impact of competition on the Company; the effects of weather conditions and natural disasters on our business and financial results; the effects of public health issues such as a major epidemic or pandemic that could have a negative impact on the economy and on our businesses; the effects of negative publicity; our ability to successfully estimate the impact of certain accounting and tax matters, including related to transfer pricing; changes in law that have a negative impact on our business; and our ability to successfully estimate the impact of regulatory and litigation matters.

The foregoing list of assumptions is not exhaustive. Actual results could differ materially from those anticipated in forward-looking statements as a result of various events and circumstances, including, among other things, the risk factors identified under the heading “Risks and Uncertainties”.

Should one or more of these risks or uncertainties materialize, or should assumptions underlying the forward-looking information prove incorrect, actual results, performance or achievement may vary materially from those expressed or implied by the forward-looking information contained in this MD&A. These factors should be carefully considered and readers are cautioned not to place undue reliance on forward-looking information, which speaks only as of the date of this MD&A. All subsequent forward-looking information of the Company herein is expressly qualified in its entirety by the cautionary statements contained in or referred to herein. The Company does not undertake any obligation to release publicly any revisions to this forward-looking information to reflect events or circumstances that occur after the date of this MD&A or to reflect the occurrence of unanticipated events, except as may be required under applicable Canadian and United States securities laws.

BUSINESS OVERVIEW AND STRATEGY

Real is a growing real estate technology company located in the United States and Canada. We are taking a first principles approach to redefining the role of a real estate brokerage in the lives of agents and within the broader housing ecosystem.

Our goal is to establish ourselves as the destination brokerage for real estate agents, by offering an unmatched combination of technology, support, and financial incentives. Our primary business today revolves around real estate brokerage, where our innovative software-based technology platform and flexible operating model enable agents to earn more, enjoy greater autonomy, and utilize superior technology compared to our competitors. This high-value, low-cost proposition attracts agents dedicated to growing their businesses.

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The Real Brokerage Inc. Management’s Discussion and Analysis Period Ended March 31, 2024 and 2023

Our vision is to create an integrated home buying experience through the adoption of our consumer-facing portal and mobile application. This portal, guided by our agents, aims to streamline the home buying process for consumers, while increasing the adoption of our higher-margin ancillary services, such as mortgage brokerage and title services. As part of this strategy, we acquired a title company in January 2022, which has been rebranded to One Real Title. In addition, we acquired a tech-enabled mortgage broker business in December 2022, which has been rebranded to One Real Mortgage. This consumer-focused portal is in addition to the technology we provide to agents, and is a natural next step in supporting both our agents with another benefit that can be provided to their clients, while providing consumers a more enjoyable real estate transaction experience with less friction. In October 2023 we launched the One Real mobile application, offering consumers the ability to apply for a home loan through an easy-to-use mobile application, marking the initial phase of our strategy to enhance the consumer home buying experience.

Real believes it can revolutionize the way home buying is done, making it simpler and easier for consumers by making the experience more relaxed, efficient, and enjoyable. Embarking on this transformative mission will deliver value to shareholders by better monetizing ancillary services with historically high margins while seeking to create a technology-enhanced game-changing experience for consumers. We are also focused on developing an ecosystem of financial products for real estate agents, creating additional avenues to monetize the significant gross market value transacted on our platform. These offerings will include mobile and e-wallet solutions, debit and credit card services, and ultimately a suite of wealth management tools. These innovations are designed to empower agents in building generational wealth, all under the Real umbrella. As part of this strategy of continually providing new benefits to agents and new revenue channels for the Company, we are developing a financial technology program called Real Wallet, which is a platform that will centralize an agent’s access to certain Real branded financial products, such as Real branded credit offerings. Initial testing of these products is expected to take place in the first half of 2024

We are differentiated by our ability to deliver a simple, enjoyable experience that aligns broker, agent, and consumer interests and changes the entire process for the better. We are poised to deliver on this promise, supported by our unique ecosystem that includes:

●	Growth-minded agents who care about making a difference in the industry. They are team players who are in it to help others, not just themselves.

●	Innovative technology that removes friction and keeps everything seamless, easily accessible, and transparent.

●	Integrated services that put the consumer first, including mortgage, title and insurance offerings that contribute to a seamless experience and offer them a better product and experience.

Our vision extends beyond mere transactions; we are building a community where every interaction and every service is designed to redefine what’s possible in real estate. Through our commitment to innovation, collaboration, and service excellence, we are not just changing the industry — we’re creating a whole new one.

MARKET CONDITIONS AND INDUSTRY TRENDS

The real estate brokerage industry is closely aligned with the health of the residential real estate market, which fluctuates with factors such as economic growth, interest rates, unemployment, inventory levels, and mortgage rate volatility. Our business could be negatively impacted by higher mortgage rates or further increases in mortgage rates. As mortgage rates rise, the number of home sale transactions tends to decrease as potential home sellers choose to stay with their lower mortgage rate rather than sell their home and pay a higher mortgage rate with the purchase of another home. Similarly, in higher interest rate environments, potential home buyers may choose to rent rather than purchase a home. Changes in the interest rate environment and mortgage market are beyond our control and are difficult to predict and, as such, could have a material adverse effect on our business and profitability.

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The Real Brokerage Inc. Management’s Discussion and Analysis Period Ended March 31, 2024 and 2023

2023 was characterized by a significant slowdown in the market, a continuation of a trend that began during 2022, following robust market activity in 2021. During the first quarter of 2024, macroeconomic conditions in North America continued to impact the residential real estate market, with mortgage rates on the rise and home sales volumes lower on a year-on-year basis.

Key Market Trends:

●	Uncertain Interest Rate Environment. As a result of a persistently high inflation rate in the U.S. the Federal Reserve Board increased the Federal Funds Rate by an aggregate of 100 basis points in 2023 to a range of 5.25% to 5.50%. In connection with the rise in the Federal Funds Rate, mortgage rates also increased, with average 30-year fixed mortgage rates rising as high as 7.8% in November 2023, before declining to 6.6% at the end of December 2023. Mortgage rates have trended higher again in 2024, exceeding 7% as of mid-April. Meanwhile, slowing disinflation has pushed out the expected timeline for interest rate cuts, with market pricing implying just one or two 25 basis point reductions by year-end, compared to four or more expected at the beginning of the year.

●	Declining Transaction Volume. As a consequence of rising interest rates, total existing-home sales in the U.S., which consists of completed transactions that include single-family homes, townhomes, condominiums and co-ops, contracted by 19% to 4.1 million in 2023 compared to 2022, according to data reported by the National Association of Realtors (NAR). Seasonally adjusted sales volumes during the first quarter of 2024 were 4.2 million, an improvement from a low point reached in December 2023, but still around 3% lower than the first quarter of 2023.

●	Stabilizing Pricing. Given low available for sale inventory, average home prices remain well above levels experienced prior to the COVID-19 pandemic, and home price appreciation was still slightly positive on a year-over-year basis during the first quarter of 2024. The median sale price during the quarter was $385,000, up from $367,000 for the year-ago quarter, according to NAR data.

We continue to monitor market trends closely and note that despite stagnating transaction volumes in the market, the overall impact on the Company has been offset by the significant growth demonstrated in the number of agents transacting on our platform.

Business Model

Commission Structure

As a licensed real estate brokerage, our primary revenue source is derived by processing real estate transactions which entitle us to commissions. We distribute a portion of this commission revenue to our agents and brokers, according to Real’s commission structure. Under this model, agents receive 85% of the commission from real estate transactions, with the remaining 15% allocated to Real. This arrangement continues until an agent contributes $12,000 in commission splits to Real, at which point the agent qualifies to receive 100% of their gross commission income per transaction for the remainder of their annual cycle, minus a transaction fee of $285 and a $30 fee for broker review and E&O insurance.

Revenue Share Model

We offer agents the opportunity to earn revenue-share, paid out of Real’s portion of commissions, for new, productive agents that they personally refer and who join the Real platform. Launched in November 2019, this program has had a major impact on our agent count and revenue growth. This momentum across various markets is largely driven by the enthusiasm of key influential agents who have embraced Real, actively bringing peers and others in their network to our growing community. In February 2023, we expanded the program to allow new agents to select two sponsors that split 90% of the revenue share stream equally while paying the remaining 10% back to Real.

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The Real Brokerage Inc. Management’s Discussion and Analysis Period Ended March 31, 2024 and 2023

Agent Equity Participation

In an effort to incentivize and reward our agents, Real agents have the opportunity to earn restricted share units (each an “RSU”) based on achievement of certain performance criteria. These RSUs vest over three years into Common Shares directly linking their success to the Company’s. Additionally, our Agent Stock Purchase Program enables agents to buy RSUs, with a portion of their commissions, which vests immediately but have a one year restriction period. To encourage participation, Real provides agents participating in the program with Bonus RSUs, enhancing the financial benefits for agents. This equity incentive plan is part of our broader strategy to foster a culture of ownership and alignment.

Agent Experience

We focus on creating an unparalleled agent experience through development of a unique and comprehensive software platform. Our strength is our ability to offer real estate agents a higher value, through a proprietary technology stack - a set of technologies, software and tools essential for developing and deploying digital products - at a lower cost, compared to other brokerages. At its core, our technology is an operating system that allows agents to build their businesses rapidly and efficiently, enhancing productivity, and providing support for marketing, education, community-building, transaction management and more.

As part of those efforts, on August 8, 2021, we launched a new and improved agent mobile application leveraging Real’s proprietary technology platform called reZEN that delivers our agents better visibility into their business, transactions, and financials. On October 20, 2022, reZEN was further enhanced with new features and benefits for agents and launched to all U.S. and Canada-based agents.

reZEN software is the backbone of our transaction processing efficiency and is a key to unlocking operating leverage as we continue to scale. With reZEN, agents do not need a third-party system for inputting new transactions, which gives us greater control over the transaction experience, increases our brokerage oversight, allows us to better integrate our own technology as we enhance our consumer app, and drives productivity and efficiency for agents. Further, by offering an open application programming interface, Real provides agents the flexibility to integrate technology partners of their choosing, while maintaining more control over their own data.

Focus on teams

Real estate teams have a unique structure and are typically formed by a high producing agent who attracts other agents to work with them and enjoy the leadership and mentoring provided by the team leader. Teams who join our platform are entitled to receive the same commission split, revenue sharing and equity incentive programs offered to all agents. These incentive programs allow agents and brokers a financial mechanism to build teams across geographical boundaries in any of the markets that we serve, without incurring significant additional expense, oversight responsibility or liability, while at the same time preserving and enhancing their own personal brands. The growth in brokerage teams joining Real continues to have a positive impact on our agent growth, and in January 2024 we announced two programs to make it easier for teams and independent brokerages to join Real:

●	Private Label - Specifically designed for independent brokerages that have spent years building a brand in their local marketplace, Real’s Private Label program empowers brokerages to benefit from Real’s cutting-edge transaction management platform while maintaining and continuing to invest in their local brand, which often comes with a strong customer base and emotional attachment. The Private Label program is available to brokerages through an application process in states that allow this type of representation.

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The Real Brokerage Inc. Management’s Discussion and Analysis Period Ended March 31, 2024 and 2023

●	ProTeams - Real’s ProTeams program gives team leaders the flexibility to customize their team members’ caps, splits and fee payments down to the individual team member level, allowing them to continue to embrace the structure that works best for them, while still reaping the benefits associated with being a part of the Real platform.

Consumer Vision

We believe the home buying experience is broken. It is an outdated process riddled with problems in need of enhanced technology. In particular, the current home buying and selling experience is too often:

●	Unpredictable: From a buyer’s perspective, unforeseen issues arise based on lack of awareness of potential outcomes;

●	Chaotic: Requires interactions with multiple parties (lender, insurer, etc.) with communication through multiple channels; and

●	Nontransparent: There is often no clear understanding in a seemingly complex and unintuitive process.

A core component of our strategy going forward is building and improving our consumer-facing portal that provides a seamless end-to-end home buying experience for consumers, including access to ancillary services such as mortgage and title services. This consumer-focused portal is in addition to the technology we provide to agents, and is a natural next step in supporting both our agents with another benefit that can be provided to their clients, and consumers who can enjoy a real estate transaction with less friction.

Brokerage Fees and Additional Benefits

In addition to real estate commissions, Real generates revenue from fees charged to agents for being affiliated with Real and for closing transactions on our platform. On January 24, 2023, Real announced changes to U.S. brokerage fees and additional benefits as we seek to grow sustainably while still offering industry-leading incentives for our agents. These changes include:

●	A co-sponsored revenue share program that allows new agents to select two sponsors that split 90% of the revenue share stream equally while paying the remaining 10% back to Real.

●	Expanded access to Real’s share purchase program, giving agents the ability to buy shares of Real stock beyond the company-issued equity awards.

●	A $30 fee on each transaction to cover broker review, E&O insurance and processing expenses.

●	A $175 annual fee to participate in our revenue sharing program, and a 1.2% fee on all revenue share payments.

●	A $100 increase of the joining fee to $249 and a $250 increase of the annual brokerage fee to $750.

●	A $60 increase of the post-capping transaction fee to $285, and a $29 increase to the Elite Agent transaction fee to $129.

These changes went into effect in February 2023 for new agents and in April 2023 for existing agents.

Growth in Market Share

Our non-brick and mortar-based model is becoming increasingly desirable, enabling agents to work from anywhere by leveraging our best-in-class technology, without being tied to a costly physical office. This appeal has led to a significant period of growth, underscored by a steady increase in the number of agents joining our platform. This trend is reflected in our results, with agents on our platform growing 67% year-over-year during the first quarter of 2024 (22% compared to the fourth quarter of 2023) to 16,680 agents. We expect to continue to capture market share in 2024.

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The Real Brokerage Inc. Management’s Discussion and Analysis Period Ended March 31, 2024 and 2023

Focus on Technology

The real estate industry is generally considered to be very slow at adopting technology and as such, real estate transactions remain notoriously difficult to manage. We see an opportunity to produce agent focused software products that will further differentiate Real from other brokerages. We also believe that margin expansion is closely tied to the improvement of internal operational efficiency through automation, providing the ability to rapidly grow revenue at a faster pace than expenses.

In May 2023, Real launched Leo, an artificial intelligence-powered assistant that serves as a 24/7 concierge to its agents and brokers throughout the U.S. and Canada. Leveraging Real’s proprietary transaction management platform, reZEN, Leo provides real-time answers to user inquiries. Beyond responding to questions, Leo has been enhanced to predict agents’ needs by analyzing their past interactions and drawing insights from similar patterns across Real’s entire agent base. By utilizing AI to manage the most frequently asked questions, Real aims to maintain its efficient staff-to-agent ratio scaling its agent base and increasing overall agent productivity.

We see a tremendous potential in improving the home buying and selling experience for consumers using technology, while keeping real estate agents in the center of the transaction. This approach will enable consumers to experience a faster, smoother, and more enjoyable digital based journey, while still benefiting from the expert guidance of a real estate agent throughout this exciting and highly emotional transaction.

Recent Developments

Normal Course Issuer Bid

On May 17, 2021, the TSX Venture Exchange (“TSXV”) accepted the Company’s Notice of Intention to implement a normal course issuer bid (“NCIB”). On May 19, 2022, the Company announced that it renewed its NCIB to be transacted through the facilities of the NASDAQ Capital Market (“NASDAQ”) and other stock exchanges and/or alternative trading systems in the United States and/or Canada. Pursuant to the NCIB, Real was able to purchase up to 8.9 million common shares of the Company (“Common Shares”), representing approximately 5% of the total 178.3 million Common Shares issued and outstanding as of May 19, 2022. On May 24, 2023, the Company announced that it renewed its NCIB pursuant to which Real may purchase up to 9.0 million Common Shares, representing approximately 5% of the total 180 million Common Shares issued and outstanding as of May 18, 2023. Purchases are made at prevailing market prices, and may be conducted during the twelve-month period ending May 28, 2024.

The NCIB is being conducted to acquire Common Shares for the purposes of satisfying restricted share unit obligations. The Company appointed CWB Trust Services (the “Trustee”) as the trustee for the purposes of arranging the acquisition of Common Shares and to hold the Common Shares in trust for the purposes of satisfying RSU payments as well as deal with other administrative matters. Through the Trustee, RBC Capital Markets was engaged to undertake purchases under the NCIB.

During the quarter ended March 31, 2024, the Company repurchased 1.7 million Common Shares for $4.6 million.

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The Real Brokerage Inc. Management’s Discussion and Analysis Period Ended March 31, 2024 and 2023

Trading Plan

Our policy governing transactions in our securities by our directors, officers, and employees permits our officers, directors, funds affiliated with our directors, and certain other persons to enter into trading plans complying with Rule 10b5-1 under the Securities Exchange Act of 1934, as amended. On March 14, 2024, Pritesh Damani, the Company’s Chief Technology Officer, entered into a 10b5-1 trading plan (the “Plan”), which is intended to satisfy the affirmative defense of Rule 10b5-1(c), for the sale of up to 681,720 Common Shares. The first sale of Common Shares will not take place until at least July 12, 2024. The Plan end date is July 15, 2025. Under the Plan, Mr. Damani will relinquish control over the sale transactions. Accordingly, sales under the Plans may occur at any time, including possibly before, simultaneously with, or immediately after significant events involving the Company.

We anticipate that, as permitted by Rule 10b5-1 and our policy governing transactions in our securities, some or all of our officers, directors and employees may establish trading plans in the future. We intend to disclose the names of our executive officers and directors who establish a trading plan in compliance with Rule 10b5-1 and the requirements of our policy governing transactions in our securities in our future quarterly and annual reports. We, however, undertake no obligation to update or revise the information provided herein, including for revision or termination of an established trading plan, other than in such quarterly and annual reports.

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The Real Brokerage Inc. Management’s Discussion and Analysis Period Ended March 31, 2024 and 2023

PRESENTATION OF FINANCIAL INFORMATION AND NON-GAAP MEASURES

Presentation of financial information

The accompanying condensed consolidated financial statements (“financial statements”) and notes thereto, including all prior periods presented, have been presented under accounting principles generally accepted in the United States of America (“US GAAP” or “GAAP”). U.S. GAAP differs in some respects from International Financial Reporting Standards (“IFRS”) and thus may not be comparable to financial statements of companies that are prepared in accordance with IFRS. Due to differences in accounting treatments between IFRS and U.S. GAAP, amounts historically reported for the Company’s financial position, operating results, and cash flows under IFRS changed to being reported under U.S. GAAP in these Financial Statements. This MD&A does not include any explanation of the principal differences or any reconciliation between IFRS and U.S. GAAP.

Unless otherwise specified herein, financial results, including historical comparatives, contained in this MD&A are based on the Financial Statements.

Non-GAAP measures

In addition to the reported GAAP measures, industry practice is to evaluate entities giving consideration to certain non-GAAP performance measures, such as earnings before interest, taxes, depreciation and amortization (“EBITDA”) or adjusted earnings before interest, taxes, depreciation and amortization (“Adjusted EBITDA”).

Management believes that these measures are helpful to investors because they are measures that the Company uses to measure performance relative to other entities. In addition to GAAP results, these measures are also used internally to measure the operating performance of the Company.

These measures are not in accordance with GAAP and have no standardized definitions, and as such, our computations of these non-GAAP measures may not be comparable to measures by other reporting issuers. In addition, Real’s method of calculating non-GAAP measures may differ from other reporting issuers, and accordingly, may not be comparable.

Earnings before Interest, Taxes, Depreciation and Amortization

EBITDA is used as an alternative to net income because it excludes major non-cash items such as interest, taxes, and amortization, which management considers non-operating in nature. It provides useful information about our core profit trends by eliminating our taxes, amortization, and interest which provides a more accurate comparison between our competitors. A reconciliation of EBITDA to U.S. GAAP net income is presented under the section “Summary Results from Operations” in this MD&A.

Adjusted Earnings before Interest, Taxes, Depreciation and Amortization

Management believes that Adjusted EBITDA provides useful information about our financial performance and allows for greater transparency with respect to a key metric used by the Company for financial and operational decision-making. We believe that Adjusted EBITDA helps identify underlying trends in our business that otherwise could be masked by the effect of the expenses that we exclude in Adjusted EBITDA. In particular, we believe the exclusion of finance, stock and stock option expenses provides a useful supplemental measure in evaluating the performance of our operations and provides additional transparency into our results of operations.

Adjusted EBITDA is used as an addition to net income (loss) and comprehensive income (loss) because it excludes major non-cash items such as amortization, interest, stock-based compensation, current and deferred income tax expenses and other items management considers non-operating in nature.

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The Real Brokerage Inc. Management’s Discussion and Analysis Period Ended March 31, 2024 and 2023

A reconciliation of Adjusted EBITDA to GAAP net income is presented under the section “Summary Results from Operations” of this MD&A.

SUMMARY RESULTS FROM OPERATIONS

Select information (in thousands)

	For the Period Ended
	March 31, 2024	March 31, 2023
Operating Results
Total Revenues	200,743	107,845
Loss from Continuing Operations	(16,097)	(7,315)
Total Comprehensive Loss Attributable to Owners of the Parent	(15,935)	(7,155)

Per Share Basis
Basic and diluted loss per share(ii)	(0.09)	(0.04)

EBITDA (i) (iii)	(15,771)	(7,046)
Adjusted EBITDA (i) (iii)	3,601	(792)

i.	Represents a non-GAAP measure. Real’s method for calculating non-GAAP measures may differ from other reporting issuers’ methods and accordingly may not be comparable. For definitions and basis of presentation of Real’s non-GAAP measures, refer to the non-GAAP measures section.

ii.	Basic and diluted loss per share are calculated based on weighted average of Common Shares outstanding during the period.

iii.	EBITDA and Adjusted EBITDA are calculated on a trailing three-month basis. Refer to non-GAAP measures section of this MD&A for further details.

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The Real Brokerage Inc. Management’s Discussion and Analysis Period Ended March 31, 2024 and 2023

Earnings before interest, taxes, depreciation and amortization (“EBITDA”) (in thousands)

	For the Period Ended
	March 31, 2024	March 31, 2023
Net Loss	(16,097)	(7,315)
Add/(Deduct):
Depreciation	326	269
EBITDA	(15,771)	(7,046)

Adjusted earnings before interest, taxes, depreciation, and amortization (in thousands)

Adjusted EBITDA excludes finance expenses, depreciation and amortization expense, goodwill impairment and stock-based compensation expense related to RSUs and options granted pursuant to our equity plans, including our A&R Omnibus Plan, and expenses incurred as part of the Anti-Trust Litigation Settlement. Stock-based compensation expense is affected by awards granted and/or awards forfeited throughout the year as well as increases in fair value and is more fully disclosed in Note 7 of the Financial Statements, Share-Based Payment arrangements, of the Financial Statements.

	For the Period Ended
	March 31, 2024	March 31, 2023
Net Loss	(16,097)	(7,315)
Add/(Deduct):
Finance Expenses	671	452
Depreciation	326	269
Stock-Based Compensation Adjustments	8,844	5,761
Restructuring Expenses	-	41
Expenses related to Anti-Trust Litigation Settlement	9,857	-
Adjusted EBITDA	3,601	(792)

13

The Real Brokerage Inc. Management’s Discussion and Analysis Period Ended March 31, 2024 and 2023

REVENUE

For the period ended March 31, 2024, total revenues were $200.7 million compared to $107.8 million for the period ended March 31, 2023, demonstrating the effects of the Company’s growth. The Company generates substantially all its revenue from commissions from the sale of real estate properties. Other sources of revenue include fee income from the brokerage-platform and other revenues relating to ancillary services. The increase in revenues is attributable to an increase in productive agents on our platform, as well as expanding the number of states and provinces in which we operate. We are continually investing in our platform to provide agents with the tools they need to maximize their productivity, which we anticipate will further translate into a larger transaction volume closed by our agents. As we further widen our footprint within the United States and Canada, we expect this momentum to progress.

A breakdown in revenues (in thousands) generated during the year is included below:

	For the Period Ended
	March 31, 2024	March 31, 2023
Main revenue streams
Commissions	199,252	107,115
Title	795	598
Mortgage Income	696	132
Total Revenue	200,743	107,845

14

The Real Brokerage Inc. Management’s Discussion and Analysis Period Ended March 31, 2024 and 2023

BUSINESS SEGMENT INFORMATION

A further breakdown of the Consolidated Statement of Loss and Comprehensive Loss by Business Segment (in thousands) during the period is included below:

	For the Period Ended March 31, 2024
	North American Brokerage	Other Segments	Total
Revenues	199,252	1,491	200,743
Cost of sales	179,468	516	179,984
Gross Profit	19,784	975	20,759

Operating Expenses(1)(2)	34,421	2,056	36,477
Operating Loss	(14,637)	(1,081)	(15,718)

Reconciliation of profit or loss (segment profit/(loss)
Other income (expenses), net			173
Finance expenses, net			(552)
Net Loss			(16,097)

1Operating expenses includes General and administrative expenses, Marketing expenses, Research and development expenses, and Settlement of litigation.

2Operating expenses includes Revenue share expense of approximately 9,064 thousand and is recorded in the North American Brokerage segment.

	For the Period Ended March 31, 2023
	North American Brokerage	Other Segments	Total
Revenues	107,115	730	107,845
Cost of Sales	96,863	174	97,037
Gross Profit	10,252	556	10,808

Operating Expenses(1)(2)	16,006	1,840	17,846
Operating Loss	(5,754)	(1,284)	(7,038)

Reconciliation of profit or loss (segment profit/(loss)
Other income (expenses), net			28
Finance expenses, net			(305)
Net Loss			(7,315)

1Operating expenses includes General and administrative expenses, Marketing expenses, Research and development expenses, and Settlement of litigation.

2Operating expenses includes Revenue share expense of approximately 5,434 thousand and is recorded in the North American Brokerage segment.

15

The Real Brokerage Inc. Management’s Discussion and Analysis Period Ended March 31, 2024 and 2023

A reconciliation of Comprehensive Loss Attributable to Owners of the Company to Adjusted EBITDA by business segment is presented below:

	For the Period Ended March 31, 2024
	North American Brokerage	Other Segments	Total
Net Loss	(15,200)	(897)	(16,097)
Add/(Deduct):
Finance Expenses, net	661	10	671
Depreciation	132	194	326
Stock Based Compensation Adjustments	8,844	-	8,844
Expenses related to Anti-Trust Litigation Settlement	9,857	-	9,857
Adjusted EBITDA	2,908	(693)	3,601

The amount of revenue from external customers, by geography, is shown in the table below:

	For the Period Ended
	March 31, 2024	March 31, 2023
United States	176,489	95,709
Canada	24,254	12,136
Total revenue by region	200,743	107,845

16

The Real Brokerage Inc. Management’s Discussion and Analysis Period Ended March 31, 2024 and 2023

EXPENSES

We believe that growth can and should be balanced with profits and therefore plan and monitor spend responsibly to ensure we decrease our losses. Our loss as a percentage of total revenue was 7.9% for the period ended March 31, 2024 and 6.6% for the period ended March 31, 2023.

A breakdown in expenses (in thousands) during the year is included below:

	For the Period Ended
	March 31, 2024	March 31, 2023
Commissions and other agent-related costs	179,984	97,037

Operating Expenses
General and Administrative Expenses	12,136	8,638
Salaries and Benefits	5,868	4,478
Stock Based Compensation	1,354	959
Administrative Expenses	836	685
Professional Fees	3,118	1,647
Depreciation Expense	326	269
Other General and Administrative Expenses	634	600
Marketing Expenses	12,629	7,684
Salaries and Benefits	205	107
Stock Based Compensation for Employees	4	11
Stock Based Compensation for Agents	2,137	1,541
Revenue Share	9,064	5,434
Other Marketing and Advertising Cost	1,219	591
Research and Development Expenses	2,462	1,524
Salaries and Benefits	1,391	658
Stock Based Compensation	135	49
Other Research and Development	936	817
Settlement of Litigation	9,250	-
Operating Expenses	36,477	17,846
Total Cost of Sales and Operating Expenses	216,461	114,883

17

The Real Brokerage Inc. Management’s Discussion and Analysis Period Ended March 31, 2024 and 2023

Cost of Sales

	For the Period Ended
	March 31, 2024	March 31, 2023
Revenues	200,743	107,845
Cost of Sales	179,984	97,037
Cost of Sales as a Percentage of Revenues	90%	90%

Cost of sales represents real estate commission paid to Real agents, and in Canada this also includes commissions paid to outside brokerages, as part of the Canadian regulatory process, title fees, and mortgage expenses. For the period ended March 31, 2024, total cost of sales were $180 million compared to $97 million for the period ended March 31, 2023. We typically pay our agents 85% of the gross commission earned on every real estate transaction with 15% of said commissions being paid to the Company. Agents pay the Company 15% of commissions until the commission paid to the Company totals their respective “cap” amount (the “Cap”). Each agent Cap cycle resets on an annual basis on an agent’s anniversary date. As the total revenue increases, the total commission to agents’ expense increases respectively. Our margins are affected by the increase in the number of agents who achieve their Cap (which is affected by an increase in transaction volume and increases in home prices), resulting in downward pressure as we continue to attract high producing agents. We expect to offset this pressure and increase margins through the growth of title and escrow services offered by One Real Title and mortgage services offered by One Real Mortgage, and by adding additional ancillary services that will be integrated into our consumer-facing platform.

Revenue Share

Our Revenue Share expense for the period ended March 31, 2024 was $9.1 million compared to $5.4 million for the period ended March 31, 2023. The increase in Revenue Share expense is primarily due to an increase in our agent base, which resulted in a higher number of agents participating in our Revenue Share program. For the period ended March 31, 2024 and March 31, 2023, Revenue Share expense is included in the marketing expense category.

Stock Based Compensation

Our stock based compensation expense for the period ended March 31, 2024 was $8.8 million compared to $5.7 million for the period March 31, 2023. The increase in stock based compensation expense is primarily due to an increase in our agent base, resulting in higher number of awards granted as part of our agent incentive program. For the period ended March 31, 2024 and March 31, 2023, stock-based compensation expense related to FTEs within marketing and research and development are included in the marketing and research and development expense categories.

18

The Real Brokerage Inc. Management’s Discussion and Analysis Period Ended March 31, 2024 and 2023

The following table is presented in thousands:

	For the Period Ended
	March 31, 2024			March 31, 2023
	Options Expense	RSU Expense	Total	Options Expense	RSU Expense	Total
Stock Based Compensation – COGS	-	5,214	5,214	-	3,201	3,201
Marketing Expenses – Agent Stock Based Compensation	142	1,995	2,137	349	1,192	1,541
Marketing Expenses – FTE Stock Based Compensation	1	3	4	2	9	11
Research and Development – FTE Stock Based Compensation	7	128	135	28	21	49
General and Administrative – FTE Stock Based Compensation	604	750	1,354	638	321	959
Total Stock Based Compensation	754	8,090	8,844	1,017	4,744	5,761

Salaries and Benefits

Our salaries and benefits expenses for the period ended March 31, 2024 was $7.5 million in comparison to $5.2 million for the period ended March 31, 2023. The increase in salaries and benefits expenses were mainly due to an increase in number of full-time employees from 127 on March 31, 2023 to 151 on March 31, 2024. The increase is attributable to Real’s commitment to serve its agents and to the growth with excellence and expansion of the Company. These investments in key management and employee personnel allow us to offer best-in-class service to our agents. As the Company continues in this period of growth, it is necessary to scale operations in order to support that growth. Increases in headcount, as well as the investments Real is making in its technology infrastructure, allow us to scale at an accelerated pace and serve as key contributors to our growth. We believe we have been able to scale in an efficient manner and with a proportionately minimal impact on our operational costs. Real’s full-time employee (“FTEs”) excluding One Real Title and One Real Mortgage employees to Agent ratio as of March 31, 2024 is 1:143 compared to 1:114 as of March 31, 2023.

Professional Fees

Our professional fees for the period ended March 31, 2024 were $3.1 million in comparison to $1.6 million for the period ended March 31, 2023. The increase in professional fees was largely due to an increase in our broker and recruiter consulting fees, as a result of our expanding geographic footprint.

Research and Development Expenses

Our research and development expenses for the period ended March 31, 2024 were $2.5 million compared to $1.5 million for the period ended March 31, 2023. The increase is primarily due to an increase in headcount and increase in costs related to upgrades and enhancements made to reZEN, our internal-use cloud-based residential real-estate transaction system.

19

The Real Brokerage Inc. Management’s Discussion and Analysis Period Ended March 31, 2024 and 2023

Marketing Expenses

Our marketing expenses for the period ended March 31, 2024 were $12.6 million compared to $7.7 million for the period ended March 31, 2023, primarily due to our efforts to attract agents. This increase is primarily comprised of $3.6 million increase in revenue share paid to agents as part of our revenue share model and an increase in agent related stock-based compensation expense of $0.6 million. Agents earn revenue share for new agents that they personally refer to Real. Agents are eligible for the agent incentive program based on certain attracting and performance criteria. Real works to limit its marketing expenses paid using traditional marketing channels and focuses primarily on marketing through its agents as the main cost of acquisition. Therefore, as agent count increases so does our expense related to the revenue share and equity incentive programs.

Financial Instruments

Financial assets and financial liabilities are recognized on the Company’s consolidated balance sheets when Real becomes party to the contractual provisions of the instrument.

Financial assets and financial liabilities are initially measured at fair value. Transaction costs that are directly attributable to the acquisition or issue of financial assets and financial liabilities (other than financial assets and financial liabilities at fair value through profit or loss) are added to or deducted from the fair value of the financial assets or financial liabilities, as appropriate. Transaction costs directly attributable to the acquisition of financial assets or financial liabilities at fair value through profit or loss are recognized immediately in profit or loss.

Classification and subsequent measurement

The determination of which classification category is applicable depends, in part, on management’s intent and ability to hold the securities and is made on an instrument-by-instrument basis. Three classification categories are used:

Held to maturity (HTM) — Securities that the entity has the positive intent and ability to hold to maturity are accounted for at amortized cost.

Available for sale (AFS) — Securities that are not classified as held to maturity or trading are accounted for at FVTOCI.

Trading — Trading securities are accounted for at fair value through net income (FVTNI).

20

The Real Brokerage Inc. Management’s Discussion and Analysis Period Ended March 31, 2024 and 2023

Financial assets – Subsequent measurement and gains and losses

Financial assets at amortized cost	These assets are subsequently measured at amortized cost using the effective interest method. The amortized cost is reduced by impairment losses. Interest income, foreign exchange gains and losses and impairment are recognized in profit or loss. Any gain or loss on derecognition is recognized in profit or loss.
Debt investments at FVOCI	These assets are subsequently measured at fair value. Interest income calculated using the effective interest method, foreign exchange gains and losses and impairment are recognized in profit or loss. Other net gains and losses are recognized in OCI. On derecognition, gains and losses accumulated in OCI are reclassified to profit or loss.

Financial liabilities – Classification, subsequent measurement and gains and losses

Financial liabilities are classified as measured at amortized cost or FVTNI. A financial liability is classified as at FVTNI if it is classified as held-for-trading, it is a derivative or it is designated as such on initial recognition. Financial liabilities at FVTNI are measured at fair value and their net gains and losses, including any interest expense, are recognized in profit or loss. Other financial liabilities are subsequently measured at amortized cost using the effective interest method. Interest expense and foreign exchange gains and losses are recognized in profit or loss. Any gain or loss on derecognition is also recognized in profit or loss.

Derecognition

Financial assets

The Company applies a control-based model to determine derecognition and derecognizes assets when control is surrendered. Control of a financial asset is surrendered only if (1) the transferred asset is legally isolated from the transferor; (2) the transferee has the ability to freely pledge or exchange the transferred financial asset (or third-party beneficial interest holders have the right to pledge or exchange the beneficial interests if the transferee’s sole purpose is to engage in securitization or asset-backed financing activities); and (3) neither the transferor nor its consolidated affiliates or agents maintain effective control over the transferred asset through other rights.

21

The Real Brokerage Inc. Management’s Discussion and Analysis Period Ended March 31, 2024 and 2023

Offsetting

Financial assets and financial liabilities are offset and the net amount presented on the consolidated statements of financial position, only when the Company has a legally enforceable right to offset the amounts and it intends either to settle them on a net basis or to realize the asset and settle the liability simultaneously. A breakdown of financial instruments (in thousands) for the period ended March 31, 2024 is included below:

	Fair Value
	Level 1	Level 2	Total
Financial Assets Measured at Fair Value (FV)
Investments in Financial Assets	14,413	—	14,413
Total Financial Assets Measured at Fair Value (FV)	14,413	—	14,413
Financial Liabilities Measured at Fair Value (FV)
Warrants liability	—	540	540

Total Financial Liabilities Measured at Fair Value (FV)	—	540	540

22

The Real Brokerage Inc. Management’s Discussion and Analysis Period Ended March 31, 2024 and 2023

SUMMARY OF QUARTERLY INFORMATION

The following table provides selected quarterly financial information (in thousands, except per share data) for the eight most recently completed financial quarters ended March 31, 2024. This information reflects all adjustments of a recurring nature that are, in the opinion of management, necessary to present a fair statement of the results of operations for the periods presented. Quarter-to-quarter comparisons of financial results are not necessarily meaningful and should not be relied upon as an indication of future performance. The general increase in revenue and expense quarter over quarter is due to growth and expansion of the Company.

	2024	2023				2022
	Q1	Q4	Q3	Q2	Q1	Q4	Q3	Q2
Revenue	200,743	181,341	214,640	185,332	107,845	96,118	111,633	112,356
Cost of Sales	179,984	165,810	195,865	167,573	97,037	87,898	103,057	103,064
Gross Profit	20,759	15,531	18,775	17,759	10,808	8,220	8,576	9,292
Administrative Expenses	12,136	15,387	9,234	9,654	8,638	7,121	5,544	6,116
Marketing Expenses	12,629	9,084	11,577	10,266	7,684	7,061	6,197	5,700
Research and Development Expenses	2,462	2,325	1,931	1,579	1,524	1,002	1,146	1,680
Settlement of Litigation	9,250	-	-	-	-	-	-	-
Other Loss (Income)	(173)	693	(38)	(40)	(28)	(62)	(231)	(257)
Operating Income (Loss)	(15,545)	(11,958)	(3,929)	(3,700)	(7,010)	(6,902)	(4,080)	(3,947)
Listing Expenses	-	-	-	-	-	16	135	-
Finance Expenses, net	552	32	10	272	305	(159)	954	208
Net Loss	(16,097)	(11,990)	(3,939)	(3,972)	(7,315)	(6,759)	(5,169)	(4,155)
Non-controlling interest	-	26	(85)	(146)	(80)	(50)	(78)	(53)
Income (Loss) Attributable to the Owners of the Company	(16,097)	(11,964)	(4,024)	(4,118)	(7,395)	(6,809)	(5,247)	(4,208)
Other Comprehensive Incomes (loss):
Unrealized Gains (Losses) on Investments in Financial Assets	43	116	79	42	93	128	(142)	(116)
Foreign Currency Translation Adjustment	119	(38)	(52)	(85)	147	(58)	(51)	190
Comprehensive Income (Loss)	(15,935)	(11,886)	(3,997)	(4,161)	(7,155)	(6,739)	(5,440)	(4,134)
Adjusted EBITDA Reconciliation:
Net Loss	(16,097)	(11,990)	(3,939)	(3,972)	(7,315)	(6,759)	(5,169)	(4,155)
Finance Costs	671	(6)	(42)	187	452	(217)	903	398
Depreciation and Amortization	326	298	277	284	269	108	87	135
Stock-Based Compensation	8,844	19,423	7,144	6,075	5,761	6,132	4,506	2,884
Goodwill Impairment	-	723	-	-	-	-	-	-
Listing Expenses	-	-	-	-	-	16	135	-
Restructuring Expense	-	58	80	44	41	160	62	-
Expenses related to Anti-Trust Litigation Settlement	9,857	-	-	-	-	-	-	-
Other Expenses	-	-	-	-	-	456	25	155
Adjusted EBITDA	3,601	8,506	3,520	2,618	(792)	(104)	549	(583)
Earnings per Share
Basic and Diluted Loss per Share	(0.087)	(0.066)	(0.022)	(0.023)	(0.041)	(0.038)	(0.029)	(0.023)

23

The Real Brokerage Inc. Management’s Discussion and Analysis Period Ended March 31, 2024 and 2023

LIQUIDITY AND CAPITAL RESOURCES

The Company has a capital structure comprised of Common Shares, contributed capital, retained deficit, and accumulated other comprehensive loss. Our primary sources of liquidity are cash and cash flows from operations as well as cash raised from investors in exchange for issuance of Common Shares. The Company expects to meet all of its obligations and other commitments as they become due. The Company has various financing sources to fund operations and will continue to fund working capital needs through these sources along with cash flows generated from operating activities.

Balance Sheet overview (in thousands)

	March 31, 2024	December 31, 2023
ASSETS
Current Assets	69,772	50,513
Non-Current Assets	13,805	14,035
TOTAL ASSETS	83,577	64,548

LIABILITIES
Current Liabilities	57,953	27,195
Non-Current Liabilities	-	269
TOTAL LIABILITIES	57,953	27,464
TOTAL EQUITY	25,624	37,084
TOTAL LIABILITIES AND EQUITY	83,577	64,548

24

The Real Brokerage Inc. Management’s Discussion and Analysis Period Ended March 31, 2024 and 2023

Asset overview by geographical segment (in thousands)

	As of March 31, 2024
	Canada	Israel	United States	Total
ASSETS
CURRENT ASSETS
Cash and cash equivalents	2,428	212	17,432	20,072
Restricted cash	18,158	-	6,282	24,440
Investment in financial assets	72	-	14,341	14,413
Trade receivables	3,962	-	5,573	9,535
Other receivables	-	90	-	90
Related parties(i)	(8,650)	7,139	1,511	-
Prepaid expenses and deposits	1	-	1,221	1,222
TOTAL CURRENT ASSETS	15,971	7,441	46,360	69,772
NON-CURRENT ASSETS
Intangible assets	-	-	3,219	3,219
Goodwill	-	-	8,993	8,993
Property and equipment	27	11	1,555	1,593
TOTAL NON-CURRENT ASSETS	27	11	13,767	13,805
TOTAL ASSETS	15,998	7,452	60,127	83,577

(i) Related parties represent transactions between subsidiaries of the Real Brokerage Inc. (“Company”)

As of March 31, 2024, cash and cash equivalents and investments totaled $34.5 million, compared to $28.9 million as of December 31, 2023. Cash is comprised of cash held in our banking accounts.

For the period ended March 31, 2024:

●	Cash flows generated in operations was $21.5 million, in comparison to $9.3 million for the period ended March 31, 2023. The increase in operating cash flows was primarily due to the increase in overall growth of the company.
●	Cash flows from investing activities was a cash use of $245 thousand, primarily due to investments in debt instruments.
●	Cash flows from financing activities was a cash use of $4.4 million. Cash flow used in financing activities primarily related to the repurchases of the Common Shares for satisfying RSU obligations pursuant to the NCIB totaling $4.6 million.

We believe that our existing balances of cash and cash equivalents, and cash flows expected to be generated from our operations will be sufficient to satisfy our immediate and ongoing operating requirements.

Our future capital requirements will depend on many factors, including our level of investment in technology, our rate of growth into new markets, and potential mergers and acquisitions. Our capital requirements may be affected by factors that we cannot control such as the residential real estate market, interest rates, and other monetary and fiscal policy changes. To support and achieve our future growth plans, however, we may need or seek to obtain additional funding, including through equity or debt financing.

25

The Real Brokerage Inc. Management’s Discussion and Analysis Period Ended March 31, 2024 and 2023

The following table presents liquidity (in thousands):

	For the Period Ended
	March 31, 2024	December 31, 2023
Cash and Cash Equivalents	20,072	14,707
Other Receivables	90	63
Investment in Financial Assets [iii]	14,413	14,222
Total Capital [i] [ii]	34,575	28,992

[i] – Total Capital is not a standard financial measure under GAAP and may not be comparable to similar measures reported by other entities.

[ii] – Represents a non-GAAP measure. Real’s method for calculating non-GAAP measures may differ from other reporting issuers’ methods and accordingly may not be comparable.

[iii] – Investment securities are presented in the table below.

The following table presents Investments in Available for Sale Securities at Fair Value (in thousands):

Description	Cost or Amortized Cost December 31, 2023	Cost or Amortized Cost March 31, 2024	Estimated Fair Value December 31, 2023	Deposit / (Withdraw)	Dividends, Interest & Income	Gross Unrealized Gains / (Losses)	Estimated Fair Value March 31, 2024
Cash Investments	6,531	3,842	6,531	(2,860)	171	-	3,842
Fixed Income	7,274	10,457	7,597	2,860	-	42	10,499
Investment Certificate	94	72	94	(22)	-	-	72
Total	13,899	14,371	14,222	(22)	171	42	14,413

The Company holds no debt obligations.

Capital management framework

Real defines capital as its equity. It is comprised of Common Shares, contributed capital, retained deficit and accumulated other comprehensive loss. The Company’s capital management framework is designed to maintain a level of capital that funds the operations and business strategies and builds long-term shareholder value.

The Company’s objective is to manage its capital structure in such a way as to diversify its funding sources, while minimizing its funding costs and risks. The Company sets the amount of capital in proportion to the risk and adjusts considering changes in economic conditions and the characteristic risk of underlying assets. To maintain or adjust the capital structure, the Company may repurchase shares, return capital to shareholders, issue new shares or sell assets to reduce debt.

Real’s strategy is to retain adequate liquidity to mitigate the effect of the risk that cash flows from its assets will not be sufficient to meet operational, investing and financing requirements. There have been no changes to the Company’s capital management policies during the periods ended March 31, 2024 and 2023.

26

The Real Brokerage Inc. Management’s Discussion and Analysis Period Ended March 31, 2024 and 2023

INVESTMENT IN AVAILABLE FOR SALE SECURITIES AT FAIR VALUE

The Company invested surplus funds from the financing activities with Insight Partners into a managed investment portfolio. Securities are purchased on behalf of the Company and are actively managed through multiple investment accounts. The Company follows a conservative investment approach with limited risk for investment activities and has allocated the funds in Level 1 assets to reduce market risk exposure.

The Company’s investment securities portfolio consists primarily of cash investments, debt securities issued by U.S government agencies, local municipalities, and certain corporate entities. As of March 31, 2024, the total investment in securities available for sale at fair value was $14.4 million and is more fully disclosed in Note 9 of the Financial Statements, Investment Securities Available for Sale Securities at Fair Value, of the Financial Statements.

27

The Real Brokerage Inc. Management’s Discussion and Analysis Period Ended March 31, 2024 and 2023

OTHER METRICS

Year-over-year quarterly revenue growth (in thousands)

	2024	2023				2022
	Q1	Q4	Q3	Q2	Q1	Q4	Q3	Q2
Revenue
Commissions	199,252	180,417	213,319	184,022	107,115	95,622	111,149	111,850
Commissions – YoY QTR	86%	89%	92%	65%	75%	89%	186%	384%
Title Revenue	795	480	964	948	598	477	484	506
Title Revenue – YoY QTR	33%	1%	99%	87%	49%	-%	-%	-%
Mortgage Income	696	444	357	362	132	19	-	-
Mortgage Income – YoY QTR	427%	2,237%	-%	-%	-%	-%	-%	-%
Total Revenue	200,743	181,341	214,640	185,332	107,845	96,118	111,633	112,356
Total Revenue – YoY QTR	86%	89%	92%	65%	75%	90%	188%	386%

28

The Real Brokerage Inc. Management’s Discussion and Analysis Period Ended March 31, 2024 and 2023

Quarterly key performance metrics

	2024	2023				2022
Key Performance Metrics	Q1	Q4	Q3	Q2	Q1	Q4	Q3	Q2
Closed Transaction Sides	19,032	17,749	20,397	17,537	10,963	9,745	11,233	10,224
Total Value of Home Side Transactions ($, billions)	7.5	6.8	8.1	7.0	4.0	3.5	4.2	4.2
Median Home Sale Price ($, thousands)	372	355	370	369	350	348	360	375

Total Agents	16,680	13,650	12,175	11,500	10,000	8,200	6,700	5,600
Agent Churn Rate (%)	7.9	6.2	10.8	6.5	8.3	4.4	7.3	7.2
Revenue Churn Rate (%)	1.9	4.9	4.5	3.8	4.3	2.4	2.5	2.1

Full-Time Employees	151	159	162	145	127	118	122	121
Full-Time Employees, Excluding Real Title and One Real Mortgage	117	118	120	102	88	84	87	91
Headcount Efficiency Ratio[1]	1:143	1:116	1:101	1:113	1:114	1:98	1:77	1:62
Revenue Per Full Time Employee ($, thousands)[2]	1,716	1,537	1,789	1,817	1,226	1,144	1,283	1,235
Operating Expense Excluding Revenue Share ($, thousands)[3]	27,413	19,956	14,796	13,815	12,412	11,164	9,010	9,120
Operating Expense Per Transaction Excluding Revenue Share ($)[4]	922	1,124	725	788	1,132	1,146	802	892

1Defined as full-time brokerage employees excluding One Real Title and One Real Mortgage employees, divided by the number of agents on our platform.

2Excluding One Real Title and One Real Mortgage.

3Defined as total operating expenses per the Company’s statement of comprehensive loss, less revenue share disclosed in the Company’s expense by nature footnote disclosure in the Financial Statements

4Defined as operating expense excluding revenue share, divided by closed transaction sides

29

The Real Brokerage Inc. Management’s Discussion and Analysis Period Ended March 31, 2024 and 2023

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

The preparation of the Financial Statements requires management to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses and the related disclosures as of the date of the Financial Statements. Actual results may differ from estimates under different assumptions and conditions.

Significant judgments include goodwill impairment and deferred taxes. Our significant judgments have been reviewed and approved by the Audit Committee for completeness of disclosure on what management believes would be relevant and useful to investors in interpreting the amounts and disclosures in the Financial Statements.

DISCLOSURE CONTROLS AND PROCEDURES AND INTERNAL CONTROL OVER FINANCIAL REPORTING

Disclosure controls and procedures

The Company’s Chief Executive Officer (“CEO”) and Chief Financial Officer (“CFO”) have designed controls to provide reasonable assurance that: (i) material information relating to the Company is made known to management by others, particularly during the period in which the annual and interim filings are being prepared; and (ii) information required to be disclosed by the Company in its annual and interim filings or other reports filed or submitted under securities legislation is recorded, processed, summarized and reported within the time frame specified in the securities legislation.

Based on the evaluations, the CEO and CFO have concluded that the Company’s disclosure controls and procedures were adequate and effective as of March 31, 2024.

Internal control over financial reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting (as defined in Canada by National Instrument 52-109, Certification of Disclosure in Issuers’ Annual and Interim Filings, and in the United States by Rule 13a-15(e) under the Securities Exchange Act of 1934). Our internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of the financial statements for external purposes in accordance with U.S. GAAP. Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Our management, with the participation of our CEO and CFO, evaluated the effectiveness of our internal control over financial reporting as of March 31, 2024, based on the criteria described in the Internal Control-Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on the results of its evaluation, management concluded that our internal control over financial reporting was effective as of March 31, 2024.

Inherent limitations

It should be noted that in a control system, no matter how well conceived and operated, provide only reasonable, not absolute, assurance that the objectives of the control system are met. Given the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that all control issues, including instances of fraud, if any, have been detected. These inherent limitations include, among other items: (i) that management’s assumptions and judgments could ultimately prove to be incorrect under varying conditions and circumstances; (ii) the impact of any undetected errors; and (iii) controls may be circumvented by unauthorized acts of individuals, by collusion of two or more people, or by management override.

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The Real Brokerage Inc. Management’s Discussion and Analysis Period Ended March 31, 2024 and 2023

Changes in Internal Control over Financial Reporting

There were no changes in Internal Control over Financial Reporting during the period ended March 31, 2024 that have materially affected or are reasonably likely to materially affect the adequacy and effectiveness of the Company’s Internal Control over Financial Reporting.

Related party transactions

Balances and transactions between the company and its subsidiaries, which are related parties, have been eliminated on consolidation and are not disclosed in this note. The Company’s key management personnel are comprised of its Chief Executive Officer, Chief Financial Officer, President, Chief Technology Officer, Chief Marketing Officer, Chief Operations Officer, Chief Legal Officer and other members of the executive team. Executive officers participate in the A&R Plan (see Note 8.A).

RISKS AND UNCERTAINTIES

The following are certain risk factors relating to the Company’s business which prospective investors should carefully consider before deciding whether to purchase Common Shares. The following information is a summary only of certain risk factors and is qualified in its entirety by reference to, and must be read in conjunction with, the detailed information appearing elsewhere in this AIF. These risks and uncertainties are not the only ones the Company is facing. Additional risks and uncertainties not presently known to the Company, or that the Company currently deems immaterial, may also impair operations. If any such risks actually occur, the business, financial condition, liquidity and results of the Company’s operations could be materially adversely affected.

Risk Related to the Company

The Company is dependent on the health of the residential real estate market and general economic conditions.

The Company’s financial performance is closely connected to the strength of the residential real estate market, which is subject to a number of general business and macroeconomic conditions beyond the Company’s control.

Macroeconomic conditions that could adversely impact the growth of the real estate market and have a material adverse effect on the Company’s business include, but are not limited to, economic slowdown or recession, increased unemployment, increased energy costs, reductions in the availability of credit or higher interest rates, increased costs of obtaining mortgages, an increase in foreclosure activity, inflation, disruptions in capital markets, declines in the stock market, adverse tax policies or changes in other regulations, lower consumer confidence, lower wage and salary levels, war or terrorist attacks, a health pandemic, natural disasters or adverse weather events, or the public perception that any of these events may occur. Unfavorable general economic conditions, such as a recession or economic slowdown, in the United States, Canada or other markets the Company enters and operates within could negatively affect the affordability of, and consumer demand for, its services which could have a material adverse effect on its business and profitability. In addition, federal and state governments, agencies and government-sponsored entities could take actions that result in unforeseen consequences to the real estate market or that otherwise could negatively impact the Company’s business.

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The Real Brokerage Inc. Management’s Discussion and Analysis Period Ended March 31, 2024 and 2023

The real estate market is substantially reliant on the monetary policies of the federal government and its agencies and is particularly affected by the policies of the United States’ Federal Reserve Board, which regulates the supply of money and credit in the U.S., which in turn impacts interest rates. Changes in the interest rate environment and mortgage market are beyond the Company’s control, are difficult to predict and could have a material adverse effect on its business and profitability.

The Company’s business is impacted by interest rates, and changes in prevailing interest rates may have an adverse effect on the Company’s financial results.

The financial performance of our brokerage business may be adversely affected by changes in prevailing interest rates, which may be impacted by a number of factors. In response to increased inflation, in 2023, the U.S. Federal Reserve raised interest rates, which has resulted in higher mortgage interest rates. The Company’s business can be, and has been, negatively impacted by any rising interest rate environment. As mortgage rates rise, the number of home sale transactions may decrease as potential home sellers choose to stay with their lower mortgage rate rather than sell their home and pay a higher mortgage rate with the purchase of another home. Similarly, in higher interest rate environments, potential home buyers may choose to rent rather than pay higher mortgage rates. The financial performance of our mortgage broker business may also be adversely affected by changes in prevailing interest rates. As interest rates fall, refinancing generally becomes a larger portion of the mortgage market. Likewise, as interest rates rise, refinancing generally becomes a smaller portion of the mortgage loan market and demand may also decrease for purchase mortgages as home ownership becomes more expensive. Changes in the interest rate environment and mortgage market are beyond the Company’s control, are difficult to predict and could have a material adverse effect on its business and profitability.

The Company may be unable to maintain its agent growth rate, which would adversely affect its revenue growth and results of operations.

The Company has experienced rapid and accelerating growth in our real estate broker and agent base. Because the Company derives revenue from real estate transactions in which its brokers and agents receive commissions, increases in the Company’s agent and broker base correlate to increases in revenues and the rate of growth of its revenue correlates to the rate of growth of the Company’s agent and broker base. The rate of growth of the Company’s agent and broker base cannot be predicted and is subject to many factors outside of the Company’s control, including actions taken by the Company’s competitors and macroeconomic factors affecting the real estate industry generally. There is no assurance that the Company will be able to maintain its recent agent growth rate or that the Company’s agent and broker base will continue to expand in future periods. A slowdown in the Company’s agent growth rate would have a material adverse effect on revenue growth and could adversely affect the Company’s business, financial condition or results of operations.

The Company may be unable to effectively manage rapid growth in its business.

The Company may not be able to scale its business quickly enough to meet the growing needs of its affiliated real estate professionals and if the Company is not able to grow efficiently, its operating results could be harmed. As the Company adds new real estate professionals, the Company will need to devote additional financial and human resources to improving its internal systems, integrating with third-party systems, and maintaining infrastructure performance. In addition, the Company will need to appropriately scale its internal business systems and its services organization, including support of its affiliated real estate professionals as its demographics expand over time. Any failure of or delay in these efforts could cause impaired system performance and reduced real estate professional satisfaction. These issues could reduce the attractiveness of the Company to existing real estate professionals who might leave the Company, as well as result in decreased attraction of new real estate professionals. Even if the Company is able to upgrade its systems and expand its staff, such expansion may be expensive, complex, and place increasing demands on its management. The Company could also face inefficiencies or operational failures as a result of its efforts to scale its infrastructure and the Company may not be successful in maintaining adequate financial and operating systems and controls as it expands. Moreover, there are inherent risks associated with upgrading, improving and expanding its information technology systems. The Company cannot be sure that the expansion and improvements to its infrastructure and systems will be fully or effectively implemented on a timely basis, if at all. These efforts may reduce the Company’s revenue and margins and adversely impact its financial results.

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The Real Brokerage Inc. Management’s Discussion and Analysis Period Ended March 31, 2024 and 2023

The Company faces significant risk to its brand and revenue if it fails to maintain compliance with laws and regulations of federal, state, county and foreign governmental authorities, or private associations and governing boards.

The Company operates in the real estate industry which is a heavily regulated industry subject to complex, federal, state, provincial and local laws and regulations and third-party organizations’ regulations, policies and bylaws.

In the United States generally, the laws, rules and regulations that apply to the Company’s business practices include, without limitation, RESPA, the federal Fair Housing Act, the Dodd-Frank Act, and federal advertising laws, as well as comparable state statutes; rules of trade organizations such as the National Association of Realtors, local MLSs, and state and local AORs; licensing requirements and related obligations that could arise from its business practices relating to the provision of services other than real estate brokerage services; privacy regulations relating to its use of personal information collected from the users of its websites; laws relating to the use and publication of information through the internet; and state real estate brokerage licensing requirements, as well as statutory due diligence, disclosure, record keeping and standard-of-care obligations relating to these licenses.

Additionally, the Dodd-Frank Act contains the Mortgage Reform and Anti-Predatory Lending Act (“Mortgage Act”), which imposes a number of additional requirements on lenders and servicers of residential mortgage loans, by amending certain existing provisions and adding new sections to RESPA and other federal laws. It also broadly prohibits unfair, deceptive or abusive acts or practices, and knowingly or recklessly providing substantial assistance to a covered Person in violation of that prohibition. The penalties for noncompliance with these laws are also significantly increased by the Mortgage Act, which could lead to an increase in lawsuits against mortgage lenders and servicers.

In Canada, generally, the laws, rules and regulations that apply to Real’s business practices include, without limitation, the Trust in Real Estate Services Act (Ontario), the Real Estate Act (Alberta), the Real Estate Services Act (British Columbia), the Real Estate Services Act (Manitoba), the Manitoba Securities Commission, the British Columbia Financial Services Authority and advertising and other laws, as well as comparable and associated statutes and regulations; rules of regulatory bodies, trade organizations and associations such as the Canadian Real Estate Association, and the real estate associations for each province, including licensing and compliance requirements and related obligations that could arise from our business practices relating to the provision of services other than real estate brokerage services; privacy regulations relating to our use of personal information collected from the registered users of our websites; laws relating to the use and publication of information through the Internet; and provincial real estate brokerage licensing requirements, as well as statutory and common law due diligence, disclosure, record keeping and standard-of-care obligations relating to these licenses and the provision of real estate brokerage services.

Maintaining legal compliance is challenging and increases business costs due to resources required to continually monitor business practices for compliance with applicable laws, rules and regulations, and to monitor changes in the applicable laws themselves.

The Company may not become aware of all the laws, rules and regulations that govern its business, or be able to comply with all of them, given the rate of regulatory changes, ambiguities in regulations, contradictions in regulations between jurisdictions, and the difficulties in achieving both company-wide and region-specific knowledge and compliance.

If the Company fails, or is alleged to have failed, to comply with any existing or future applicable laws, rules and regulations, the Company could be subject to lawsuits and administrative complaints and proceedings, as well as criminal proceedings. Non-compliance could result in significant defense costs, settlement costs, damages and penalties.

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The Real Brokerage Inc. Management’s Discussion and Analysis Period Ended March 31, 2024 and 2023

The Company’s business licenses could be suspended or revoked, business practices enjoined, or it could be required to modify its business practices, which could materially impair, or even prevent, the Company’s ability to conduct all or any portion of its business. Any such events could also damage the Company’s reputation and impair the Company’s ability to attract and service home buyers, home sellers and agents, as well its ability to attract brokerages, brokers, teams of agents and agents to the Company, without increasing its costs.

Further, if the Company loses its ability to obtain and maintain all of the regulatory approvals and licenses necessary to conduct business as we currently operate, the Company’s ability to conduct its business may be harmed. Lastly, any lobbying or related activities the Company undertakes in response to mitigate liability of current or new regulations could substantially increase the Company’s operating expenses.

The Company could be subject to changes in tax laws and regulations, and challenges to its transfer pricing arrangements that may have a material adverse effect on its business.

The Company operates and is subject to taxes in the United States, and other jurisdictions throughout the world. Changes to federal, state, local or international tax laws on income, sale, use, indirect, or other tax laws, statutes, rules or regulations may adversely affect its effective tax rate, operating results or cash flows.

As an international corporation, the Company is subject to transfer pricing and other tax regulations designed to ensure that its intercompany transactions are consummated at prices that reflect the economic reality of the relationship between entities and have not been manipulated to produce a desired tax result, that appropriate levels of income are reported as earned by the local entities, and that the Company is taxed appropriately on such transactions. The Company has had transfer pricing arrangements between Canada and the United States, the two countries where our operations are located, and the United States and Israel, primarily related to intellectual property. If taxing authorities challenge the Company’s transfer pricing arrangements, the Company could be subject to additional taxes in one or more jurisdictions, and the Company’s operations may be harmed.

The Company may suffer financial harm and loss of reputation if it does not or cannot comply with applicable laws, rules and regulations concerning the classification and compensation practices for its state broker and real estate agents.

All real estate professionals in the Company’s brokerage operations, which includes real estate agents and state brokers, have been retained as independent contractors, either directly or indirectly through third-party entities formed by these independent contractors for their business purposes. With respect to these independent contractors, like most brokerage firms, the Company is subject to the Internal Revenue Service regulations and applicable state law guidelines regarding independent contractor classification. These regulations and guidelines are subject to judicial and agency interpretation and it might be determined that the independent contractor classification is inapplicable to any of the Company’s affiliated real estate professionals. Further, if legal standards for classification of real estate professionals as independent contractors change or appear to be changing, it may be necessary to modify the Company’s compensation and benefits structure for its affiliated real estate professionals in some or all of its markets, including by paying additional compensation or reimbursing expenses.

In the future, the Company could incur substantial costs, penalties and damages, including back pay, unpaid benefits, taxes, expense reimbursement and legal fees, in defending future challenges by its affiliated real estate professionals to our employment classification or compensation practices.

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The Real Brokerage Inc. Management’s Discussion and Analysis Period Ended March 31, 2024 and 2023

Actions by the Company’s real estate agents or employees could adversely affect its reputation and subject it to liability.

The Company’s success depends on the performance of our agents and employees. Although its agents are independent contractors, if they were to provide lower quality services to clients, the Company’s image and reputation could be adversely affected. In addition, if the Company’s agents make fraudulent claims about properties they show, their transactions lead to allegations of errors or omissions, they violate certain regulations, including employment laws applicable to the management of their own employees, or they engage in self-dealing or do not disclose conflicts of interest to the Company agents and clients, the Company could be subject to litigation and regulatory claims which, if adversely determined, could adversely affect the Company’s business, financial condition and results of operations. Similarly, the Company is subject to risks of loss or reputational harm in the event that any of its employees violate applicable laws.

Some of the Company’s losses may not be covered by insurance or the Company may not be able to obtain or maintain adequate insurance coverage.

The Company maintains insurance to cover costs and losses from certain risk exposures in the ordinary course of the Company’s operations, but its insurance does not cover all of the costs and losses from all events. The Company is responsible for certain retentions and deductibles that vary by policy, and the Company may suffer losses that exceed its insurance coverage limits by a material amount. The Company may also incur costs or suffer losses arising from events against which it does not have insurance coverage. In addition, large-scale market trends or the occurrence of adverse events in the Company’s business may raise its cost of procuring insurance or limit the amount or type of insurance it is able to secure. The Company may not be able to maintain its current coverage, or obtain new coverage in the future, on commercially reasonable terms or at all. Incurring uninsured or underinsured costs or losses could harm the Company’s business.

Unanticipated delays or problems associated with the Company’s products and improvements may cause customer dissatisfaction.

The Company’s future success is dependent on its ability to continue to develop and expand its products and technologies and to address the needs of its customers. There may be delays in releasing the Company’s new products or technologies in the future, and any material delays may cause customers to forego purchases of the Company’s products to purchase competitors’ offerings instead. Further, if the Company’s systems and technologies lack capacity or quality sufficient to service agents and clients, then the number of agents who wish to use its products could decrease, the level of client service and transaction volume afforded by the Company’s systems could suffer, and its costs could increase.

The Company may need to develop new products and services and rapid technological change could render its systems obsolete.

The Company’s business strategy is dependent on its ability to develop platforms and features to attract new businesses and users, while retaining existing ones. The introduction of new products and new technologies, the emergence of new industry standards, or improvements to existing technologies could render the Company’s platform obsolete or relatively less competitive. There is no guarantee that agents will use these features and the Company may fail to generate revenue from these products. Additionally, any of the following events may cause decreased use of our platform: (a) emergence of competing platforms and applications with novel technologies; (b) inability to convince potential agents to join our platform; (c); technical issues or delays in releasing, updating or integrating certain platforms or in the cross-compatibility of multiple platforms; (d) security breaches with respect to our data; (e) a rise in safety or privacy concerns; and (f) an increase in the level of spam or undesired content on the network.

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The Real Brokerage Inc. Management’s Discussion and Analysis Period Ended March 31, 2024 and 2023

The Company’s commercial and financial success depends on market acceptance, and if not achieved will result in the Company not being able to generate revenue to support its operations.

The commercial success of the Company depends, among other things, on market acceptance. The success of the Company’s products and any new products and services that it may launch is dependent upon its ability to attract and retain a critical mass of users in potentially diverse geographic locations. Competitive pricing and market acceptance also depends on the future pricing and availability of competing products and the perceived comparative efficacy of its products. If the Company cannot monetize these products, or cannot offer competitive pricing packages, its operating results and revenues will be adversely affected.

A decrease in the Company’s gross commission income collection could adversely affect the Company’s business.

The Company’s business model depends upon its agents’ success in generating gross commission income, which the Company collects and from which the Company pays net commissions. Real estate commission rates vary somewhat by market, and although historical rates have been relatively consistent over time across markets, there can be no assurance that prevailing market practice will not change in a given market or across the industry. Customary commission rates could change due to market forces locally or industry-wide and due to regulatory or legal changes in such markets, including as a result of litigation or enforcement actions. The Company cannot predict the outcome of any new investigations or enforcement actions, but any such actions may result in industry-wide regulations, which can cause commission rates to decrease. Any decrease in commission rates may adversely impact the Company’s business, financial condition, and results of operations may be adversely impacted.

If the Company fails to grow in the various local markets that it serves or is unsuccessful in identifying and pursuing new business opportunities, the Company’s long-term prospects and profitability will be harmed.

To capture and retain market share in the various local markets that the Company serves, it must compete successfully against other brokerages for agents and brokers and for the consumer relationships that it brings. The Company’s competitors could lower the fees that they charge to agents and brokers or could raise the compensation structure for those agents. The Company’s competitors may have access to greater financial resources than it, allowing them to undertake expensive local advertising or marketing efforts. In addition, the Company’s competitors may be able to leverage local relationships, referral sources and strong local brand and name recognition that it has not established. The Company’s competitors could, as a result, have greater leverage in attracting new and established agents in the market and in generating business among local consumers. The Company’s ability to grow in the local markets that it serves will depend on its ability to compete with these local brokerages.

The Company may implement changes to its business model and operations to improve revenues that cause a disproportionate increase in its expenses or reduce profit margins. For example, the Company plans to allocate resources to its Real Wallet program, a fintech product that centralizes the functionality of a debit card, credit card, reward points and an array of additional perks for its agents as a way to unlock financing sources. Expanding its service offerings could involve significant up-front costs that may only be recovered after lengthy periods of time. In addition, expansion into new markets, including internationally, could expose the Company to additional compliance obligations and regulatory risks. If the Company fails to continue to grow in the local markets it serves or if it fails to successfully identify and pursue new business opportunities, its long-term prospects, financial condition, and results of operations may be harmed, and its stock price may decline.

If the Company fails to grow its ancillary services, the Company’s long-term prospects and profitability may be harmed.

The Company’s efforts to expand its operations, including through ancillary services such as its mortgage broker and title operations, may not be successful. Currently, the Company’s mortgage and title services are available only in certain markets. If the Company is unsuccessful in expanding these services into other markets, or growing the businesses in the markets in which they currently operate, then it may not realize the expected benefits (including anticipated revenue), which could negatively impact its business, financial condition and results of operations. Similarly, if homebuyers do not use the Company’s ancillary services, then the Company’s revenues from ancillary services will not grow as quickly as we expect. Further, the Company’s title joint ventures, in which certain of the Company’s affiliated real estate agents are members, are subject to a number of regulations and ongoing compliance, and it is possible that ongoing compliance costs, including any potential audits, inquiries, investigations or reviews, could have a material adverse impact on the financial condition of the business. While the Company plans to continue to expand the Company’s brokerage and ancillary services businesses to other offerings, there is no guarantee that the Company will do so or be successful, and even if the Company does, the expansions might be at a slower pace than anticipated.

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The Real Brokerage Inc. Management’s Discussion and Analysis Period Ended March 31, 2024 and 2023

If agents and brokers do not understand the Company’s value proposition the Company may not be able to attract, retain and incentivize agents.

Participation in the Company’s Amended and Restated Omnibus Incentive Plan and Securities Based Compensation Arrangements represents a key component of the Company’s agent and broker value proposition. Agents and brokers may not understand or appreciate the value of these incentive programs. In addition, agents may not appreciate other components of the Company’s value proposition including the technology platform, the mobility it affords, the systems and tools that it provides to agents and brokers, among other benefits. If agents and brokers do not understand the elements of the Company’s service offering, or do not perceive it to be more valuable than the models used by most competitors, the Company may not be able to attract, retain and incentivize new and existing agents and brokers to grow its revenues.

The Company’s operating results are subject to seasonality and vary significantly among quarters during each calendar year, making meaningful comparisons of successive quarters difficult.

Seasons and weather traditionally impact the real estate industry in the jurisdictions where the Company operates. Continuous poor weather or natural disasters negatively impact listings and sales. Spring and summer seasons historically reflect greater sales periods in comparison to fall and winter seasons. The Company has historically experienced lower revenues during the fall and winter seasons, as well as during periods of unseasonable weather, which reduces the Company’s operating income, net income, operating margins and cash flow.

Real estate listings precede sales and a period of poor listings activity will negatively impact revenue. Past performance in similar seasons or during similar weather events can provide no assurance of future or current performance, and macroeconomic shifts in the markets the Company serves can conceal the impact of poor weather or seasonality.

Home sales in successive quarters can fluctuate widely due to a wide variety of factors, including holidays, national or international emergencies, the school year calendar’s impact on timing of family relocations, interest rate changes, speculation of pending interest rate changes and the overall macroeconomic market. The Company’s revenue and operating margins each quarter will remain subject to seasonal fluctuations, poor weather and natural disasters and macroeconomic market changes that may make it difficult to compare or analyze the Company’s financial performance effectively across successive quarters.

The Company may require additional capital to support its operations or the growth of its business, and it cannot be certain that this capital will be available on reasonable terms when required, or at all.

From time to time, the Company may need additional financing to operate or grow its business. The ability to continue as a going concern, may be dependent upon raising additional capital from time-to-time to fund operations. The Company’s ability to obtain additional financing, if and when required, will depend on investor and lender willingness, its operating performance, the condition of the capital markets and other facts, and the Company cannot assure anyone that additional financing will be available to it on favorable terms when required, or at all. If the Company raises additional funds through the issuance of equity, equity-linked or debt securities, those securities may have rights, preferences or privileges senior to the rights of its current stock, and its existing stockholders may experience dilution. If the Company is unable to obtain adequate financing or financing on terms satisfactory to it when it requires it, its ability to continue to support the operation or growth of its business could be significantly impaired and its operating results may be harmed.

The Company has experienced losses in recent years and, because it has a limited operating history, its ability to fully and successfully develop its business is unknown.

The Company has a history of operating at losses since its inception. The Company’s ability to realize consistent, meaningful revenues and profit over a sustained period has not been established over the long term and cannot be assured in future periods.

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The Real Brokerage Inc. Management’s Discussion and Analysis Period Ended March 31, 2024 and 2023

The Company’s growth strategy may not achieve the anticipated results.

The Company’s future success will depend on its ability to grow its business, including through commercialization of its products. Growth and innovation strategies require significant commitments of management resources and investments and the Company may not grow its revenues at the rate it expects or at all. As a result, the Company may not be able to recover the costs incurred in developing new projects and initiatives or to realize their intended or projected benefits, which could materially adversely affect its business, financial condition or results of operations.

The Company faces substantial competition in the future and may not be able to keep pace with the rapid technological changes which may result from others discovering, developing or commercializing products before or more successfully than the Company. The activities of competing companies, or others, may limit the Company’s revenues.

In general, the development and commercialization of new Software as a Service (SaaS) products is highly competitive and is characterized by extensive research and development and rapid technological change. Market share can shift as a result of technological innovation and other business factors. Commercial opportunities for the Company’s products may be reduced if the Company’s competitors develop or market products or novel technologies that are more effective, are more convenient, are more accepted by the market, have better distribution channels, or are less costly than that offered by the Company. If those products gain market acceptance, the Company’s revenue and financial results could be adversely affected. If the Company fails to develop new products or enhance existing products, its leadership in the current markets served could erode and its business, financial condition and results of operations may be adversely affected.

While the Company’s products and technologies are unique and novel, there are a number of indirect competitors in the market. Such competitors include large and small companies that may have significant access to capital resources, competitive product pipelines, substantial research and development resources and substantial experience in the market. The Company recognizes the need to invest in research and development to continue to add high-value, differentiated capabilities to expand both the depth and breadth of the Company’s product offering. Management also recognizes the need to ensure customer satisfaction through all phases of the sales cycle and intends to invest in competitive intelligence and analysis as it relates to the dynamics of the market, as well as in trends in technology and in products as they are introduced into the market. However, the Company may not be able to compete with competitors that are more established in the market.

The Company depends on highly skilled personnel to grow and operate its business. If the Company is not able to hire, retain, and motivate its key personnel, its business may be adversely affected.

The Company is highly dependent on its senior management team, including its Chief Executive Officer Tamir Poleg. Competition for talented senior management is intense and the Company’s ability to successfully develop and maintain a competitive market position will depend in part on its ability to attract and retain highly qualified and experienced management. The loss of the services of key personnel could have a materially adverse effect on the Company’s business. The Company does not carry “key-man” life insurance on the lives of our executive officers, employees, or advisors. Many key employees consider the value of the Options and RSUs received in connection with their employment. If the trading price of the Common Shares declines or experiences volatility, the Company’s ability to attract and retain key employees may be adversely affected. If the Company fails to attract new personnel or fails to retain and motivate current personnel, its growth prospects could be severely harmed.

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The Real Brokerage Inc. Management’s Discussion and Analysis Period Ended March 31, 2024 and 2023

Adverse litigation judgments or settlements resulting from legal proceedings could reduce the Company’s profits or limit its ability to operate.

The Company is subject to allegations, claims and legal actions arising in the ordinary course of its business, which may include claims by third parties, including employees or regulators. The outcome of many of these proceedings cannot be predicted. If any of these proceedings were to be determined adversely against the Company, a judgment, a fine or a settlement involving a payment of a material sum of money were to occur, or injunctive relief were issued against the Company, its business, financial condition and results of operations could be materially adversely affected.

The Company may be subject to claims, lawsuits, arbitration proceedings, government investigations, and other legal and regulatory proceedings in the ordinary course of business, including those involving labor and employment, anti-discrimination, commercial disputes, competition, professional liability, consumer complaints, personal injury, intellectual property disputes, compliance with regulatory requirements, antitrust and anti-competition claims (including claims related to NAR or MLS rules regarding buyer-broker commissions), securities laws, and other matters, and we may become subject to additional types of claims, lawsuits, government investigations and legal or regulatory proceedings if the regulatory landscape changes or as our business grows and as the Company deploys new offerings, including proceedings related to its acquisitions, securities issuances or business practices. The Company may also be subject to disputes with its employees and agents.

The results of any such claims, lawsuits, arbitration proceedings, government investigations or other legal or regulatory proceedings cannot be predicted with certainty. Any claims against the Company or investigations involving the Company, whether meritorious or not, could be time-consuming, result in significant defense and compliance costs, be harmful to the Company’s reputation, require significant management attention and divert significant resources. Determining reserves for any pending litigation is a complex and fact-intensive process that requires significant subjective judgment and speculation. It is possible that a resolution of one or more such proceedings could result in substantial damages, settlement costs, fines and penalties that could adversely affect the Company’s business, financial condition, and results of operations, or could cause harm to our reputation and brand, sanctions, consent decrees, injunctions or other Orders requiring a change in our business practices. Any of these consequences could adversely affect our business, financial condition and results of operations. Furthermore, under certain circumstances, the Company may have contractual and other legal obligations to indemnify and to incur legal expenses on behalf of its business and commercial partners and current and former directors, officers and employees.

In October 2023, a jury found that the National Association of Realtors (“NAR”) and several brokerage agencies had violated the antitrust laws by artificially inflating commissions through, among other things, the practice of having sellers pay both the sellers’ agents’ and the buyers’ agents’ commissions. The Company was not a party to that litigation. In March 2024, NAR announced a settlement agreement that would resolve litigation of claims brought on behalf of home sellers related to broker commissions. Pursuant to the settlement, which is subject to court approval, NAR agreed to put in place a new MLS rule prohibiting offers of broker compensation on any MLS. The impact of the new rule is still unfolding, but it could have the effect of depressing real estate agent commissions. In Nosalek, a similar case pending in Massachusetts (the Company is not a defendant) in which the parties have also proposed a settlement, the U.S. Department of Justice Antitrust Division (the “DOJ”) submitted a Statement of Interest objecting that the settlement did not do enough to address alleged anticompetitive practices and that the settlement should prohibit sellers from making commission offers to buyer’s brokers at all. If the DOJ were to take action in the future to prohibit sellers from making commission offers to buyer’s brokers, it could reduce commissions to real estate agents in transactions, and could have an adverse affect on our results of operations. A similar complaint has been filed in Canada. In addition, a few complaints have been filed in U.S. courts alleging that buyers paid increased home prices as a result of the practice of sellers paying both the sellers’ agents’ and the buyers’ agents’ commissions.

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The Real Brokerage Inc. Management’s Discussion and Analysis Period Ended March 31, 2024 and 2023

In December 2023, the Company was named as a defendant in a putative class action lawsuit, captioned Umpa v. The National Association of Realtors, et al., which was filed in the United States District Court for the Western District of Missouri (the “Class Action”). The Class Action alleges that certain real estate brokerages, including the Company, participated in practices that resulted in inflated buyer broker commissions, in violation of federal antitrust laws. On April 7, 2024, the Company entered into a settlement agreement to resolve the Class Action on a nationwide basis. This settlement conclusively addresses all claims asserted against Real in the Class Action, releasing Real, its subsidiaries, and affiliated agents from these claims. The settlement does not constitute an admission of liability by Real, nor does it concede or validate any of the claims asserted in the litigation. Under the terms of the settlement agreement, Real has committed to paying $9.25 million into a qualified settlement fund within 30 days following the court’s preliminary approval of the settlement agreement. Additionally, as part of the settlement, Real has agreed to implement specific changes to its business practices. These changes include clarifications about the negotiability of commissions, prohibitions on claims that buyer agent services are free, and the inclusion of listing broker compensation offers in communications with clients. Real will also develop training materials to support these practice changes. On April 30, 2024, the settlement agreement received preliminary approval by the court. The settlement agreement awaits final court approval and will take effect upon such final approval.

Other than as described in the Annual Information Form, the Company is not involved in any material pending legal proceeding and there are no proceedings in which any of its directors, officers or Affiliates is an adverse party or has a material interest adverse to its interest.

If the Company fails to develop widespread brand awareness cost-effectively, its business may suffer.

The Company believes that developing and maintaining widespread awareness of its brand in a cost-effective manner is critical to achieving widespread acceptance of its products. The Company’s marketing efforts are directed at growing brand awareness. Brand promotion activities, although they have been successful in the past, may not generate customer awareness or increase revenues, and even if they do, any increase in revenues may not offset the expenses incurred in brand building. If the Company fails to successfully promote and maintain its brand, or incur substantial expenses in doing so, the Company may fail to attract or retain customers necessary to realize a sufficient return on its brand building efforts, or to achieve the widespread brand awareness that is critical for broad adoption of its products.

Possible failure to realize anticipated benefits of future acquisitions could impact the Company’s business.

In the future, the Company may complete acquisitions to strengthen its position in the real estate industry and to create the opportunity to realize certain benefits including, among other things, potential cost savings. Achieving the benefits of any future acquisitions depends, in part, on successfully consolidating functions and integrating operations, procedures and personnel in a timely and efficient manner, as well as the Company’s ability to realize the anticipated growth opportunities and synergies from combining the acquired businesses and operations with its own. The integration of acquired businesses requires the dedication of substantial management effort, time and resources which may divert management’s focus and resources from other strategic opportunities and from operational matters during this process. The integration process may result in the loss of key employees and the disruption of ongoing business, customer and employee relationships that may adversely affect the Company’s ability to achieve the anticipated benefits of these and future acquisitions.

Acquisitions and joint ventures are inherently risky, and any that the Company completes may not be successful. Any acquisitions and joint ventures that the Company pursues would involve numerous risks, including the following: (i) difficulties in integrating and managing the operations and technologies of the companies the Company acquires, including higher than expected integration costs and longer integration periods; (ii) diversion of the Company’s management’s attention from normal daily operations of its business; (iii) the Company’s inability to maintain the customers, key employees, key business relationships and reputations of the businesses it acquires; (iv) the Company’s inability to generate sufficient revenue or business efficiencies from acquisitions or joint ventures to offset its increased expenses associated with acquisitions or joint ventures; (v) the Company’s responsibility for the liabilities of the businesses it acquires or gains ownership in through joint ventures, including, without limitation, liabilities arising out of its failure to maintain effective data security, data integrity, disaster recovery and privacy controls prior to the acquisition, or its infringement or alleged infringement of third party intellectual property, contract or data access rights prior to the acquisition; (vi) difficulties in complying with new markets or regulatory standards to which the Company was not previously subject; (vii) delays in the Company’s ability to implement internal standards, controls, procedures and policies in the businesses it acquires or gains ownership in through joint ventures and increased risk that its internal controls will be ineffective; (viii) operations in a nascent state depend directly on utilization by the Company’s agents and brokers; (ix) adverse effects of acquisition and joint venture activity on the key performance indicators the Company uses to monitor its performance as a business; (x) disagreements with partners in the joint ventures which could lead to litigation, and (xi) inability to fully realize intangible assets recognized through acquisitions or joint ventures and related non-cash impairment charges that may result if the Company is required to revalue such intangible assets.

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The Real Brokerage Inc. Management’s Discussion and Analysis Period Ended March 31, 2024 and 2023

The Company’s failure to address these risks or any other challenges it encounters with its future acquisitions, joint ventures, and investments could cause it to not realize all or any of the anticipated benefits of such acquisitions or investments, incur unanticipated liabilities, and harm the Company’s business, which could negatively impact its operating results, financial condition, and cash flows.

The Company expects to partner with a bank to launch a credit card program in 2024, and, as a result of this being a new business, the credit card offering will have a limited performance history and any failure to accurately capture credit risk or to execute our funding strategy for it could have a negative impact on our business, operating results and financial condition.

We do not have experience offering a Real branded credit card. The performance of the Real credit card product will significantly depend on the ability of the credit and fraud decisioning and scoring models we and our bank partner use in the bank’s origination of the product, which includes a variety of factors, to effectively prevent fraud and to evaluate an applicant’s credit profile and likelihood of default. There is no assurance that the credit criteria used can accurately predict repayment and loss profiles. If the criteria do not accurately prevent fraud or reflect credit risk on the Real credit card product, greater than expected losses may result and our business, operating results, financial condition and prospects could be materially and adversely affected. In addition, revenue growth for the Real credit card will be dependent on increasing the volume of members who open an account and on growing loan balances on those accounts. There can be no assurance that any investments we make in the Real credit card to acquire members, including by providing differentiated features, will be effective. Developing our service offerings and forming any partnerships related to the credit card could have higher costs than anticipated, and could adversely impact our results or dilute our brand. Furthermore, the success of the Real credit card product depends on our ability to execute on our funding strategy for the resulting credit card receivables. In the event we are unable to finance our credit card receivables, it could have a negative impact on our business, operating results and financial condition.

The highly regulated environment in which our bank partner in the Real Wallet program operates could have an adverse effect on our business, results of operations, financial condition, and future prospects.

We expect to launch the Real Wallet program, which will offer credit card and debit card products, in 2024. We will be the Real Wallet program manager providing services to our bank partner in support of the program. We and our bank partner will be subject to increasingly demanding regulatory requirements. Federal regulation of the banking industry, along with tax and accounting laws, regulations, rules, and standards, may limit operations significantly and control the methods by which business is conducted. In addition, compliance with laws and regulations can be difficult and costly, and changes to laws and regulations can impose additional compliance requirements. In particular, regulatory requirements affect our bank partner’s lending practices, among other aspects of their business. Furthermore, the regulatory agencies have extremely broad discretion in their interpretation of the regulations and laws and their interpretation of the quality of our originating bank partner’s loan portfolios and other assets. If any regulatory agency’s assessment of the quality of our originating bank partner’s assets, operations, lending practices, investment practices, or other aspects of their business changes, it may impact our bank’s partner’s ability to support the Real Wallet program, which could have a negative impact on our results of operations.

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The Real Brokerage Inc. Management’s Discussion and Analysis Period Ended March 31, 2024 and 2023

We are developing new products and services that may be subject to additional state or federal laws or regulations or the authority of the Consumer Financial Protection Bureau.

We are constantly developing new products and services to make it easier for real estate agents affiliated with us to operate their businesses. These new products and services, including those in the Real Wallet program, may include features that are subject to additional state or federal laws or regulations or the authority of the CFPB. There is no assurance, particularly since we may have no experience in the relevant industry, that we will be able to comply with all the rules and regulations related to the product. In particular, there is no assurance that we will be able to comply with the rules and regulations related to the Real Wallet program or that we will be successful in launching this program, which includes credit card and debit card products, that we plan to launch in 2024 and in which industry we have no experience. An examination by a regulatory agency could result in regulatory or enforcement actions that adversely affect the operation of our business by increasing our costs, imposing penalties for non-compliance or otherwise limiting our ability to provide such products and services.

There is intense competition in the Software as a Service and real estate brokerage industries.

Both the SaaS and real estate brokerage industries are highly competitive and rapidly changing, and the Company expects that competition will intensify in the future. The Company may be significantly affected by new product introductions and geographic expansion by existing competition. Specific factors upon which the Company competes include, but are not limited to, the functionality of its applications, ease of use, timing for implementation, quality of support and services, and price. The Company’s potential competitors include other real estate brokerage firms, as well as technology companies developing SaaS services and novel technologies designed for the real estate sector. Many of these potential competitors have significantly greater financial, technical, marketing and other resources than the Company has. Many of them also have longer operating histories, greater name recognition and stronger relationships with agents and/or consumers who use or might use a software-based real estate mobile application. The Company may not be able to successfully compete with these competitors.

The Company has a limited operating history which makes it difficult to evaluate its future prospects for success.

The Company has a limited operating history which makes it difficult for Shareholders and potential investors to evaluate our business or prospective operations. The Company is subject to all the risks inherent in a developing organization, financing, expenditures, complications and delays inherent in a new business. Shareholders and investors should evaluate an investment in the Company in light of the uncertainties encountered by developing companies in a competitive and evolving environment. The Company’s business is dependent upon the implementation of our business plan and execution of our strategies, including the Company’s plan to develop a consumer-facing portal and the Real Wallet. The Company may not be successful in implementing its business plan or executing its strategies, and cannot guarantee that, if implemented, the Company will ultimately be able to attain sufficient profitability.

There is inherent technology and development risk in the Company’s business and industry.

The Company’s approach utilizes technology principally architected and developed by the Company. There can be no assurances that the Company will meet its targeted development or integration timelines such that it will be able to offer solutions at competitive pricing, or that the Company can continue to enhance and improve the responsiveness, functionality and features of its technology and enable the solutions to scale at a reasonable cost. In addition, there is a risk that third parties may have applied for or been granted patents for certain processes or technology which the Company has already deployed or intends to deploy, in which case the Company may incur additional costs or be prohibited from using or implementing certain product features or processes in one or more countries. The Company’s solutions incorporate complex technology and software. Accordingly, they may contain errors, or “bugs”, that could be detected at any point. Such errors could materially and adversely affect the Company’s reputation, resulting in claims and/or significant costs to the Company, and/or cause consumers, merchants, licensees and other parties to abandon the Company’s solutions and impair the Company’s ability to market and sell solutions and services in the future. The costs incurred in correcting any errors and satisfying any such claims may be substantial and could adversely affect the Company’s operating margins. While the Company plans to continually test its solutions for errors and work with customers and merchants through its maintenance support services to identify and correct bugs, errors may be found in the future.

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The Real Brokerage Inc. Management’s Discussion and Analysis Period Ended March 31, 2024 and 2023

The Company maintains data on cloud storage servers, which could be the target of a security breach.

The Company’s business faces certain security risks. The Company’s products and services involve storage using cloud-based hosting services and also physical storage. Although data is stored in specialized security groups and are externally encrypted, storage hardware and networking infrastructure is provided by a third party, and security breaches and cyberattacks expose this information to a risk of loss, litigation and potential liability. If an actual or perceived breach of security and/or cyberattack occurs, the market perception of the effectiveness of the Company’s security measures could be harmed, and the Company could lose users and may incur significant legal and financial exposure, including legal claims and regulatory fines and penalties. Computer viruses, break-ins, cyberattacks or other security problems could lead to misappropriation of proprietary information and interruptions, delays, or cessation in service to clients. Real’s primary risks that could result directly from the occurrence of a cyber incident include operational interruption, loss of agent and client information, damage to the Company’s public image and reputation, and/or potentially impact the relationships with its agents and clients, and could cause the Company’s financial results to be negatively impacted.

There could be interruptions or delays from cloud servers that could affect the Company’s products or services.

The Company’s products and services involve storage using a third-party cloud-based hosting service. Any damage to, or failure of, the hosting service’s systems generally could result in interruptions in the use of the Company’s products or services. Such interruptions may reduce the Company’s revenue, cause customers to terminate their subscriptions and adversely affect the Company’s ability to attract new customers. The Company’s business will also be harmed if its customers and potential customers believe its products or services are unreliable.

Risk Related to World Wide Economic Conditions

Currency exchange rates fluctuations could adversely affect the Company’s operating results.

The Company is exposed to the effects of fluctuations in currency exchange rates. Since the Company conducts some of its business in currencies other than U.S. dollars but reports its operating results in U.S. dollars, it faces exposure to fluctuations in currency exchange rates. Consequently, exchange rate fluctuations between the U.S. dollar and other currencies could have a material impact on the Company’s operating results.

Downturns in general economic and market conditions may reduce demand for the Company’s products and could negatively affect the Company’s revenue, operating results and cash flow.

Financial markets have demonstrated that businesses and industries throughout the world are very tightly connected to each other. Thus, financial developments seemingly unrelated to the Company or to the real estate industry could materially adversely affect the Company over the course of time. Volatility in the market could hurt the Company’s ability to raise capital. Potential price inflation caused by an excess of liquidity in countries where the Company conducts business may increase the costs incurred to sell the Company’s products and may reduce the Company’s profit margins. As a result of downturns in general economic and market conditions, potential customers may not be interested in purchasing the Company’s products. Any of these events, or other events caused by turmoil in world financial markets may have a material adverse effect on the Company’s business, operating results and financial conditions.

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The Real Brokerage Inc. Management’s Discussion and Analysis Period Ended March 31, 2024 and 2023

Information technology failures and data security breaches could harm our business.

Cybersecurity threats and incidents directed at us could range from uncoordinated individual attempts to gain unauthorized access to information technology systems to sophisticated and targeted measures aimed at disrupting business or gathering personal data of customers. In the ordinary course of our business, we and our agents and brokers collect and store sensitive data, including proprietary business information and personal information about our clients and customers. Our business and particularly our cloud-based platform, reZEN, is reliant on the uninterrupted functioning of our information technology systems. The secure processing, maintenance and transmission of information are critical to our operations, especially the processing and closing of real estate transactions. Cybersecurity incidents, depending on their nature and scope, could potentially result in the misappropriation, destruction, corruption, or unavailability of critical data and confidential or proprietary information (our own or that of third parties, including potentially sensitive personal information of our clients and customers) and the disruption of business operations. Our use of remote work environments and virtual platforms may increase our risk of cyber-attack or data security breaches. If we were to be subject to a material successful cyber-intrusion, it could result in remediation or service restoration costs, increased cyber protection costs, lost revenues, our agents and brokers may no longer want to work with us, litigation or regulatory actions by governmental authorities, increased insurance premiums, reputational damage and damage to our competitiveness, our stock price and our long-term stockholder value.

Our results of operations and financial condition may be adversely affected by public health issues.

Infectious disease outbreaks (including COVID-19, Middle East Respiratory Syndrome, Severe Acute Respiratory Syndrome, H1N1 influenza virus, BSE, avian influenza, or other material outbreaks of disease) could result in restrictions adversely affecting the Company’s business operations. These restrictions could include prohibitions on home showings and open houses, limiting face-to-face meetings, and general transportation or isolation orders from government authorities. Such outbreaks may negatively impact the general economy and job markets. The economy and job markets directly affect demand for housing and therefore the Company could suffer harm to its business, including, but not limited to, significant revenue decreases, should there be a sustained negative impact on economic conditions as a result of disease outbreak.

Current and threatened conflicts could negatively affect the housing market, and could lead to lower revenue for us.

There currently are ongoing conflicts in Ukraine and Israel. While neither of these conflicts has had a material direct impact on our consolidated financial performance, the conflicts are still ongoing, and there are many risks and uncertainties in relation to those conflicts that are outside of our control. For example, these conflicts have already led and could lead to further market disruptions, including significant volatility in credit and capital markets. If either or both conflicts escalate further or if additional countries join either conflict, it could lead to uncertainty in the markets and low consumer confidence, which may lead potential homebuyers to decide not to invest in new homes at this time, or sellers to decide to stay in their current homes, and could have a material impact on our business operations and financial performance.

Risk Related to Intellectual Property

The Company’s intellectual property rights are valuable, and any failure or inability to protect them could adversely affect its business.

The Company’s success depends substantially upon the intellectual property that forms the basis of its products, primarily consisting of unpatented proprietary technology, processes, trade secrets, and know-how, as well as inherent copyright of authorship in the source code developed by the Company, and unregistered trademarks. To protect its intellectual property rights, the Company relies upon trade secret, copyright, trademark, passing-off laws and other statutory and common law protections in the United States, and international markets. The Company also protects its intellectual property through the use of non-disclosure agreements and other contracts, disclosure and invention assignment agreements, confidentiality procedures, and technical measures. There can be no assurance that these measures will be successful in any given case, particularly in those countries where the laws do not afford the Company protection for its intellectual property rights as robust as those available under Canadian and United States laws. The Company may be unable to prevent the misappropriation, infringement or violation of its intellectual property rights, breaching any contractual obligations, or independently developing intellectual property that is similar to its own, any of which could reduce or eliminate Real’s competitive advantages, adversely affect the Company’s revenues, or otherwise harm its business.

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The Real Brokerage Inc. Management’s Discussion and Analysis Period Ended March 31, 2024 and 2023

Assertions by third parties of infringement or other violations of the Company’s intellectual property rights could result in significant costs and substantially harm the Company’s business and operating results.

Third parties may in the future assert claims of infringement, misappropriation or other violations of intellectual property rights against the Company. Any such claim against the Company, even those without merit could cause the Company to incur substantial costs defending against the claim and could distract its management. An adverse outcome of a dispute may require the Company to pay substantial damages, cease making, licensing or using solutions that are alleged to infringe or misappropriate the intellectual property of others, expend additional development resources to attempt to redesign its services or otherwise develop non-infringing technology, which may not be successful, or enter into potentially unfavorable royalty or license agreements in order to obtain the right to use technologies or intellectual property rights.

Intellectual property claims are expensive and time consuming to defend and if resolved adversely, could have a significant impact on the Company’s business, financial condition, and operating results.

The Company is actively engaged in enforcement and other activities to protect its intellectual property rights. If it became necessary to resort to litigation to protect these rights, any proceedings could be burdensome, costly and divert the attention of management and the Company may not prevail. Any repeal or weakening of intellectual property laws or diminishment of procedures available for the enforcement of intellectual property rights in Canada, the United States, or internationally could make it more difficult for the Company to adequately protect its intellectual property rights, negatively impacting their value and increasing the cost of enforcing its rights.

If the Company is unable to protect the confidentiality of its proprietary information and know-how, the value of its technology and products could be adversely affected.

The Company relies upon unpatented proprietary technology, processes, trade secrets and know-how. Any disclosure to or misappropriation by third-parties of its confidential or proprietary information could enable the Company’s competitors to duplicate or surpass the Company’s technological achievements, potentially eroding its competitive position in the market and negatively impacting the Company’s business and operating results.

The Company protects its confidential and proprietary information in part through non-disclosure agreements and other contracts, disclosure and invention assignment agreements, with all employees, consultants, advisors and any third-parties, who have access to its confidential and proprietary information, and employs confidentiality procedures and technical measures, there can be no certainty that these measures or procedures will be sufficient to prevent improper disclosure of such confidential and proprietary information, or to prevent it from falling into the hands of the Company’s competitors and other third parties. There can be no certainty that parties to contracts used by the Company to protect its confidential and proprietary information will not be terminated or breached, and the Company may not have adequate remedies for any such termination or breach. Legal remedies may be insufficient or ineffective to meaningfully protect the Company’s confidential and proprietary information or compensate the Company for losses that may occur in the event of unauthorized use or disclosure.

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The Real Brokerage Inc. Management’s Discussion and Analysis Period Ended March 31, 2024 and 2023

If the Company fails to protect the privacy and personal information of its customers, agents or employees, the Company may be subject to legal claims, government action and damage to its reputation.

Consumers, independent contractors and employees have shared personal information with the Company during the normal course of its business processing real estate transactions. This includes, but is not limited to, social security numbers, annual income amounts and sources, consumer names, addresses, telephone and cell phone numbers and email addresses. For the Company to run its business, it is essential to store and transmit this sensitive information in its systems and networks. At the same time, the Company is subject to numerous laws, regulations, and other requirements that require businesses like theirs to protect the security of personal information, notify customers and other individuals about our privacy practices, and limit the use, disclosure, or transfer of personal data across country borders. Regulators in the U.S. and abroad continue to enact comprehensive new laws or legislative reforms imposing significant privacy and cybersecurity restrictions. The result is that the Company is subject to increased regulatory scrutiny, additional contractual requirements from corporate customers, and heightened compliance costs. These ongoing changes to privacy and cybersecurity laws also may make it more difficult for the Company to operate our business and may have a material adverse effect on our operations. For example, in the U.S., California enacted the California Consumer Privacy Act, which went into full effect in 2020, imposing new and comprehensive requirements on organizations that collect and disclose personal information about California residents.

Any significant violations of privacy and cybersecurity could result in the loss of new or existing business, litigation, regulatory investigations, the payment of fines, damages, and penalties and damage to the Company’s reputation, which could have a material adverse effect on its business, financial condition, and results of operations. The Company could also be adversely affected if legislation or regulations are expanded to require changes in its business practices or if governing jurisdictions interpret or implement their legislation or regulations in ways that negatively affect its business, results of operations or financial condition. In addition, while the Company discloses its information collection and dissemination practices in a published privacy statement on its websites, which the Company may modify from time to time, the Company may be subject to legal claims, government action and damage to its reputation if it acts or is perceived to be acting inconsistently with the terms of its privacy statement, customer expectations or state, national and international regulations. The Company’s policy and safeguards could be deemed insufficient if third parties with whom we have shared personal information fail to protect the privacy of that information.

The occurrence of a significant claim in excess of the Company’s insurance coverage or which is not covered by its insurance in any given period could have a material adverse effect on its financial condition and results of operations during the period. In the event the Company or the vendors with which it contracts to provide services on behalf of the Company’s customers were to suffer a breach of personal information, the Company’s real estate agents and clients could terminate their business with the Company. Further, the Company may be subject to claims to the extent individual employees or independent contractors breach or fail to adhere to Company policies and practices and such actions jeopardize any personal information. The Company’s legal liability could include significant defense costs, settlement costs, damages and penalties, plus, damage its reputation with consumers, which could significantly damage its ability to attract customers. Any or all of these consequences would result in meaningful unfavorable impact on the Company’s brand, business model, revenue, expenses, income and margins.

Risk Related to Common Shares

The Company may issue additional Common Shares and Shareholders may experience dilution.

The Company is authorized to issue an unlimited number of Common Shares. Additionally, the Company maintains the Amended and Restated Omnibus Incentive Plan which employees, agents, brokers and certain service providers of the Company and its Affiliates can receive Awards. The Company issues Restricted Shares Units to agents each month pursuant to its incentive programs, and issues Common Shares periodically to other eligible participants, including employees. As of December 31, 2023, the Company had 183,605,781 Common Shares issued and outstanding, and there were 26,293,712 Common Shares reserved for issuance subject to Restricted Share Units and 16,899,038 Common Shares reserved for issuance pursuant to the exercise of Options. Consequently, Shareholders may experience more dilution in their ownership of their Common Shares in the future.

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The Real Brokerage Inc. Management’s Discussion and Analysis Period Ended March 31, 2024 and 2023

It may be difficult to enforce civil liabilities under Canadian securities laws.

Most of the directors and officers of the Company are based in Israel and the United States and most of the Company’s assets, and assets of the directors and officers are located outside of Canada. Therefore, a judgment obtained against the Company, or any of these Persons, including a judgment based on the civil liability provisions of the Canadian securities laws, may not be collectible in Canada and may not be enforced by an Israeli or U.S. court. It also may be difficult to effect service of process on these Persons in Canada or to assert Canadian securities law claims in original actions instituted in Israel or the United States. Israeli or U.S. courts may refuse to hear a claim based on an alleged violation of Canadian securities laws reasoning that Israel is not the most appropriate forum in which to bring such a claim. In addition, even if an Israeli or U.S. court agrees to hear a claim, it may determine that Israeli law or United States law and not Canadian law is applicable to the claim. If the Canadian law is found to be applicable, the content of applicable Canadian law must be proven as a fact by expert witnesses, which can be a time consuming and costly process. Certain matters of procedure will also be governed by Israeli law or United States law. There is little binding case law in Israel and the United States that addresses the matters described above. As a result of the difficulty associated with enforcing a judgment against the Company or its directors and officers in Israel or the United States, it may be difficult to collect any damages awarded by either a Canadian or a foreign court.

The Company does not have any control over the research and reports that securities or industry analysts publish about the Company or its business.

The trading market for the Common Shares will, to some extent, depend on the research and reports that securities or industry analysts publish about the Company or its business. The Company does not have any control over these analysts. If one or more of the analysts who covers the Company should downgrade the Common Shares or change their opinion of the Company’s business prospects, the Common Shares trading price would likely decline. If one or more of these analysts ceases coverage of the Company or fails to regularly publish reports on the Company, it could lose visibility in the financial markets, which could cause the Company’s share price or trading volume to decline.

OUTSTANDING SHARE DATA

As of May 7, 2024, the Company had 189.3 million Common Shares issued and outstanding.

In addition, as of May 7, 2024, there are 22.6 million Options issued and outstanding with exercise prices ranging from $0.03 to $4.31 per share and expiration dates ranging from January 2025 to April 2034. Each Option is exercisable for one Common Share. As of May 7, 2024, a total of 27.8 million RSUs are issued and outstanding. Once vested, each RSU will settle for a Common Share or cash equal to the value of a Common Share at company’s discretion.

SUBSEQUENT EVENTS

On April 8, 2024, the Company entered into a settlement agreement to resolve the pending class action litigation, Umpa v. NAR, 4:23-cv-00945 (W.D. Mo.), on a nationwide basis. This settlement conclusively addresses all claims asserted against Real in the Umpa lawsuit, releasing Real, its subsidiaries, and affiliated agents from these claims on a nationwide basis. The settlement does not constitute an admission of liability by Real, nor does it concede or validate any of the claims asserted in the litigation. Under the terms of the settlement agreement, Real has committed to paying $9.25 million into a qualified settlement fund within 30 days following the court’s preliminary approval of the settlement agreement. Additionally, as part of the settlement, Real has agreed to implement specific changes to its business practices. These changes include clarifications about the negotiability of commissions, prohibitions on claims that buyer agent services are free, and the inclusion of listing broker compensation offers in communications with clients. Real will also develop training materials to support these practice changes. On April 30, 2024, the settlement agreement received preliminary approval by the court. The settlement agreement awaits final court approval and will take effect upon such final approval.

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The Real Brokerage Inc. Management’s Discussion and Analysis Period Ended March 31, 2024 and 2023

ADDITIONAL INFORMATION

These documents, the Company’s Annual Information Form for the year ended December 31, 2023, as well as additional information regarding Real, have been filed electronically on Real’s website at www.onereal.com and is available on SEDAR+ under the Company’s profile at www.sedarplus.com.

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